UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SATSUMA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

John Kollins

President and Chief Executive Officer

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua Dubofsky

Phillip Stoup

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 4819 Emperor Boulevard, Suite 340, Durham, NC 27703. The telephone number of the Company’s principal executive office is (650) 410-3200.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on May 3, 2023, there were (i) 33,152,498 Shares issued and outstanding, (ii) no shares of preferred stock, par value $0.0001 per share, of the Company issued and outstanding and (iii) 5,205,659 Shares subject to issuance pursuant to outstanding options to acquire Shares (such options, the “Company Options”).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 related to the tender offer by SNBL23 Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent” and, together with Purchaser, the “Purchaser Parties”), to purchase all of the outstanding Shares in exchange for (i) $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes and (ii) one non-transferable contractual contingent value right (a “CVR”) per Share (the consideration set forth in clauses (i) and (ii) together, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent (the closing of the Merger, the “closing”), in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”) without a vote of the stockholders of the Company. The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be on 12:00 A.M. (Eastern time) at the end of June 5, 2023), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by the Purchaser Parties (including Shares purchased by Purchaser in the Offer), (ii) Shares held in treasury, and (iii) Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares, will be automatically converted into the right to receive (a) $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes and (b) one CVR (the consideration set forth in clauses (i) and (ii) together, the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), and (ii) the Governmental Entity Condition (as described below) and (iii) the Net Cash Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time, together with any Shares owned by the Purchaser Parties, represent at least a majority of the aggregate number of Shares outstanding immediately after the consummation of the Offer. The Net Cash Condition requires that the Company’s net cash (as determined in accordance with the terms of the Merger Agreement) is no less than $26,289,999 at the Expiration Time. The Governmental Entity Condition requires at the Expiration Time that no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in the Offer to Purchase.

Purchaser commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the offer on May 5, 2023. The offer and withdrawal rights will expire at 12:00 A.M. (Eastern time) at the end of June 5, 2023, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary and description of the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Merger Agreement, the form of which is filed as Exhibit (a)(1) and Exhibit (e)(1), respectively, and which are each incorporated herein by reference.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

According to the Schedule TO, Parent formed Purchaser solely for the purpose of completing the Offer and Merger. The Offer to Purchase states that the office address of Parent is 2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan.

The Company has made information relating to the Offer available online at www.satsumarx.com, and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Affiliated Ownership and Directorships

As of May 3, 2023, Parent and its affiliates beneficially owned 2,854,113 Shares (including 60,000 Company Options held by Ken Takanashi), representing approximately 8.6% of the outstanding Shares.

Ken Takanashi, a member of the Board of Directors of the Company (the “Company Board”), is also a director and Executive Vice President at Parent. As of May 3, 2023, Mr. Takanashi beneficially owns 60,000 Shares subject to Company Options.

Licensing and Assignment Agreement

Pursuant to the Licensing and Assignment Agreement, by and between Parent and Satsuma, dated June 30, 2016, as amended and restated in its entirety December 16, 2016, as first amended January 13, 2017, as second amended April 27, 2017, as third amended October 6, 2017, as fourth amended May 25, 2020 (the “Licensing Agreement”), Parent assigned rights in Dihydroergotamine (DHE) and licensed rights in its proprietary nasal drug delivery technology to Satsuma and Satsuma licensed back improvements to Parent’s proprietary device. The assignment and licenses are granted for the development and commercialization of products containing DHE as an active pharmaceutical ingredient used in connection with Parent’s proprietary device (“Products”) throughout the world. During the term of the Licensing Agreement, neither party may develop or commercialize any other product that incorporates DHE as an active pharmaceutical ingredient for delivery through nasal tissues or the respiratory system. Satsuma reimbursed Parent in connection with the assignment of certain rights to DHE, and is obligated to pay a low single-digit royalty of all net sales of all Products. The royalty term terminates upon the later of (a) expiration of the last to expire DHE patent assigned to Satsuma or (b) ten years following the first commercial sale of a Product on a Product-by-Product basis. Parent may terminate the Licensing Agreement in the event of an uncured, material breach by Satsuma, and Satsuma may terminate the Licensing Agreement for convenience. Upon termination, all of the rights revert to Parent.

In connection with the Parent License, in July 2016, Parent entered into a Common Stock Purchase Agreement with the Company to purchase of 510,638 shares of the Company’s common stock at its par price of $0.0001.

Tooling Lease Agreements

Parent leases certain prototype manufacturing mold tolling for certain nasal delivery device components to Satsuma under the Tooling Lease Agreement between Parent and Satsuma dated May 15, 2017, as amended by Amendment No. 1 dated October 23, 2017 (the “2017 Lease Agreement”), the Tooling Lease Agreement between Parent and Satsuma dated October 29, 2018 (the “2018 Lease Agreement”), and the Tooling Lease Agreement between Parent and Satsuma dated March 31, 2019 (the “2019 Lease Agreement”) (collectively, the “Tooling Lease Agreements”).

Under the 2017 Lease Agreement, Parent leases prototype manufacturing mold tolling for certain nasal delivery device components. The term of this lease lasts until the earlier to occur of thirty (30) days after Satsuma’s contract manufacturer (“CMO”) uses such tooling to complete the supply order to Satsuma for a number of parts specified in the Tooling Lease Agreements, or December 31, 2017. Under the amended terms of the 2017 Lease Agreement, Satsuma pays Parent a mutually agreed payment specified in the Tooling Lease Agreements. There are no surviving obligations under the 2017 Lease Agreement.

Under the 2018 Lease Agreement, Parent leases prototype manufacturing mold tolling for certain nasal delivery device components. The term of this lease lasts until the earlier to occur of thirty (30) days after CMO uses such tooling to complete the supply order to Satsuma for a number of parts specified in the Tooling Lease Agreements, or March 31, 2019. Satsuma pays Parent a mutually agreed payment specified in the Tooling Lease Agreements. There are no surviving obligations under the 2018 Lease Agreement.

Under the 2019 Lease Agreement, Parent leases prototype manufacturing mold tolling for certain nasal delivery device components. The term of this lease lasts until the earlier to occur of thirty (30) days after CMO uses such tooling to complete the supply order to Satsuma for a number of parts specified in the Tooling Lease Agreements, or May 31, 2019. Satsuma pays Parent a mutually agreed payment specified in the Tooling Lease Agreements. There are no surviving obligations under the 2019 Lease Agreement.

Equity Financing Agreements

Note Subscription Agreement dated

On July 27, 2016, Satsuma and Parent entered into a Note Subscription Agreement1 for the purchase and sale of a convertible promissory note in the amount of $100,000 bearing simple interest at 5.0% per annum. The outstanding amount was due and payable upon the earlier of (i) a demand made by the investor after the two-year anniversary of the initial issuance, or (ii) the continued occurrence of an event of default when declared due and payable by the investor (the “Convertible Note”).

Amendment No. 1 to Convertible Promissory Note; Series A Preferred Stock Financing

The Convertible Note was amended on December 16, 2016, to redefine the automatic conversion trigger from a qualified financing before the maturity date of $7.0 million to the occurrence of the subsequent closing as defined in the Series A Preferred Stock Purchase Agreement dated December 16, 2016. As part of the Series A convertible preferred stock financing, the Company granted to Parent a right to obtain shares of common stock for no additional paid-in capital (the “Parent Grant”) upon the occurrence of subsequent closings of the Company’s Series A convertible preferred stock financing such that Parent’s percentage ownership of the fully-diluted capitalization of the Company following the Parent Grant would be equal to 20% following the final closing of the Series A convertible preferred stock financing.

Upon the subsequent financing, which occurred in February 2018, the Convertible Note, including all accrued interest of less than $0.1 million at the date of the subsequent financing, converted into 33,741 shares of Series A preferred stock at $3.187 per share, which was equal to 80.0% of the price per share paid by the cash purchasers.

Common Stock Issuance Agreement

Satsuma and Parent entered into a Common Stock Issuance Agreement, dated February 1, 2018, pursuant to a voting agreement and the Series A Preferred Stock Purchase Agreement dated December 16, 2016, under which Satsuma was to grant Parent shares of Common Stock for no additional paid-in capital such that Parent’s percentage ownership of the fully-diluted capitalization of Satsuma following the Parent grant, would be equal to 20%. Pursuant to such agreement, Satsuma issued 476,897 Shares for no additional paid-in capital, to Parent.

Series B Preferred Stock Financing

On April 23, 2019, as part of the Company’s Series B Financing, Parent purchased 307,110 shares of Series B convertible preferred stock with an aggregate purchase price of $2.7 million.

IPO

In September 2019, Parent purchased 233,333 shares of the common stock upon the IPO, in addition to the conversion of its 33,741 shares of outstanding Series A preferred stock into the common stock.

Securities Purchase Agreement, 2021

On February 26, 2021, Satsuma entered into a Securities Purchase Agreement with certain purchasers (including Parent), pursuant to which, Satsuma offered to the Purchasers, in an unregistered offering, 14,084,507 Shares for aggregate gross proceeds of approximately $80.0 million at a per share purchase price of $5.68, the closing price of Satsuma’s Common Stock on the Nasdaq Global Market on February 26, 2021 (the “Private Placement”).

Parent acquired 1,232,394 Shares in the Private Placement.

Other Commercial Agreements

Memorandum Concerning Temporary Transfer

The memorandum concerning temporary transfer is a binding document entered into between Satsuma and Parent in instances where Parent directs an employee working for Parent to temporarily transfer to Satsuma (“Transferee”) and sets out the working conditions, social insurance, and burden of expenses, in such instances. The Transferee shall be an employee of Parent and shall carry out the business of Satsuma, under the direction and supervision of Satsuma. The Individual Working Condition Confirmation Form (“Confirmation Form”) shall contain the duration of transfer and the termination of such period, the Transferee shall return to Parent, unless the transfer period is extended. The Transferee shall also enter into confidentiality / non-disclosure and inventions agreement with Satsuma, as may be required under the Memorandum. The Confirmation form also contains other transfer related information, such as, job title, salary, duties, benefits, etc.

Purchase Order No. 0003

Pursuant to the Purchase Order No. 0003, Parent supplied 5 products i.e., (i) Fit-lizer C Nozzle; (ii) Fit-lizer C retainer; (iii) Fit-lizer C Poppet; (iv) Fit-lizer C Pump; and (v) Fit-lizer C Cap, to Satsuma for a grand total of $4,250.

Equipment Purchase Agreement

Pursuant to the Equipment Purchase Agreement, by and between Satsuma and Parent, dated April 10, 2017, Parent sold, conveyed and transferred to Satsuma, all rights, title and interest in the machinery, equipment and other personal property (“Equipment”) as set out in Schedule 1 of the Equipment Purchase Agreement. Satsuma purchased such Equipment for $30,000 to be paid within 30 days of the effective date of such Agreement.

Contract Study Agreement

Under the provisions of the License Agreement dated June 30, 2016, Satsuma acquired a license to develop and commercialize a pharmaceutical product. Pursuant to the Contract Study Agreement, by and between Satsuma and Parent, dated April 27, 2017 (“CS Agreement”), as first amended July 30, 2017, as second amended September 1, 2017, and as third amended October 13, 2017, Satsuma is transferring bulk preparations of such pharmaceutical product to Parent for the purposes of conducting a pharmacokinetic study. Under the CS Agreement, Satsuma pays Parent a fee of within 30 days of receiving an invoice. Parent is also required to submit a final report to Satsuma, containing a summary of the study’s results and such report and all other related data shall be Satsuma’s property. The CS Agreement also provides that notwithstanding anything in the License Agreement, 2016, all Inventions arising herein shall be the sole property of Satsuma, provided that Inventions constituting Other Product Technology (as defined in the License Agreement, 2016), shall be owned by Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure letters that were exchanged by the Company, Parent and Purchaser but are not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Offer to Purchase or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Contingent Value Rights Agreement

At or prior to the consummation of the Offer, Parent, and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC will enter into the Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of certain contingent consideration payable thereunder of up to $5.77 per Share in cash to the holders of Shares and certain of the former holders of vested Company Options. Each CVR represents the contractual right to receive payment(s) in cash based on the proceeds received (subject to certain adjustments) by Parent from (i) the sale, license or other grant of rights with respect to the STS101 program (the “CVR Program”) or any part thereof, (ii) the sale or disposition of all or substantially all of the business or assets of the Company (that exists immediately prior to the closing), or (iii) the sale or disposition of all or substantially all of the equity of the Company or Purchaser (collectively “Aggregate Cumulative Net Proceeds”). Holders of a CVR will be entitled to the following amounts per CVR if Aggregate Cumulative Net Proceeds exceed the following amounts:

Aggregate Cumulative Net Proceeds	CVR Payment Amount	CVR Payment Amount Per CVR Share
$25 million	$5 million	$0.15
$50 million	$7.5 million	$0.22
$100 million	$15 million	$0.45
$200 million	$30 million	$0.90
$300 million	$40 million	$1.20
$400 million	$45 million	$1.35
$500 million	$50 million	$1.50

The CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the rights expressly provided for their benefit in the CVR Agreement. The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

In addition, Parent and its affiliates have the right, in their sole and absolute discretion, to direct and control the STS101 program (the “CVR Program”) in all respects, and neither Parent nor their affiliates will be required under the CVR Agreement to seek regulatory approval of the CVR Program or commence any sales of the CVR Program in any jurisdiction.

Notwithstanding the foregoing, Parent and its affiliates agree that they (i) will not dispose of, commercialize or monetize the CVR Program except from (a) the sale, license or other grant of rights with respect to the CVR Program or any part thereof, (b) the sale or disposition of all or substantially all of the business or assets of the Company (that exists immediately prior to the closing), or (c) the sale or disposition of all or substantially all of the equity of the Company or Purchaser (any transaction by Parent or any of its affiliates described in clauses (a), (b) or (c), a “CVR Program Transaction”), or (ii) take an action with the intention of negatively impacting the CVR Program or a CVR Program Transaction, except that nothing in the CVR Agreement will prevent Parent or its affiliates from terminating the CVR Program, in whole or in part, following a good faith determination by Parent’s board that it is no longer reasonable to continue the CVR Program.

The foregoing summary and description of the CVR Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (a)(1) and Exhibit (e)(3), respectively, and which are each incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the Company Board have certain interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”

The Company’s current executive officers are as follows:

Name of Executive Officer	Position(s)
John Kollins	President and Chief Executive Officer
Tom O’Neil	Chief Financial Officer

Tender and Support Agreement

As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, Parent entered into a tender and support agreement (the “Tender and Support Agreement”) with certain stockholders of the Company (the “Support Stockholders”), pursuant to which such Support Stockholders have agreed, among other things, to tender his, her or its Shares and Company Options beneficially owned by them, or acquired by them after such date (collectively, the “Subject Securities”) in the Offer and to vote against certain matters at meetings of the Company’s stockholders which are intended to or would reasonably be expected to impede, delay or prevent, in any material respect, the Offer or the Merger. The Tender and Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) 11:59 P.M. (Pacific Standard Time) on July 15, 2023 (the “Termination Date”) (iv) the mutual written consent of Parent, Purchaser and stockholders holding a majority of the Subject Securities and (v) the delivery of written notice from a Support Stockholder to Parent at any time following (a) the waiver of the Minimum Condition or certain other conditions in the Merger Agreement or (b) certain changes in the terms of or conditions to the Offer.

The foregoing summary and description of the Tender and Support Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase, which is filed as Exhibit (a)(1) to this Schedule 14D-9 and incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the consummation of the Offer occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of May 3, 2023, the executive officers and directors of the Company beneficially owned, in the aggregate, 9,033,111 Shares, excluding Shares issuable upon exercise of outstanding Company Options, which are discussed in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements –Arrangements with Current Executive Officers and Directors of the Company – Effect of the Offer and the Merger on Stock Awards – Generally.” If the directors and executive officers were to tender all 9,033,111 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive: an aggregate of (i) $8,220,131 in cash and (ii) an aggregate of 9,033,111 CVR representing the right to receive up to $52,121,050 in cash, in accordance with the terms and conditions of the CVR Agreement, which cash payment obligation is subject to and contingent upon the Company’s achievement of the certain net proceeds prior to the expiration date.

The following table sets forth the number of Shares beneficially owned as of May 3, 2023 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares at Closing	Implied Cash Consideration for Shares including CVR(4)
John Kollins	310,869	$282,891	$1,793,714
Tom O’Neil	13,877	$12,628	$80,070
Heath Lukatch, PhD	—	$—	$—
Thomas B. King	—	$—	$—
Michael Riebe, PhD	—	$—	$—
Rajeev Shah(2)	5,914,252	$5,381,969	$34,125,234
Ken Takanashi, MBA, CPA(3)	2,794,113	$2,542,643	$16,122,032
Elisabeth Sandoval	—	$—	$—
Thomas Soloway	—	$—	$—
Mutya Harsch	—	$—	$—
All of our current executive officers and non-employee directors as a group (9 persons)	9,033,111	$8,220,131	$52,121,050

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable) held by each individual are excluded.
(2)

Consists of shares of common stock directly held by RA Capital Healthcare Fund, L.P. (“RA Capital Fund”). Mr. Shah is a member of the portfolio management team at RA Capital such that Mr. Shah may be deemed to hold the power to direct the disposition and vote of, and therefore to own the shares held by RA Capital Fund. Mr. Shah disclaims beneficial ownership of all shares held by RA Capital Fund except to the extent of any actual pecuniary interest. Under Mr. Shah’s arrangement with RA Capital, Mr. Shah holds the outstanding options to purchase common stock held by him for the benefit of the RA Capital Fund. Mr. Shah is obligated to turn over to RA Capital any net cash or stock received from the foregoing shares underlying such option, which will offset advisory fees owed by RA Capital Fund to RA Capital. Mr. Shah therefore disclaims beneficial ownership of the foregoing shares of common stock underlying the outstanding options held by him.

(3)

Consists of shares of common stock held by Shin Nippon Biomedical Laboratories, Ltd.. Mr. Takanashi is a director and executive officer of SNBL and its affiliates such that Mr. Takanashi may be deemed to hold the power to direct the disposition and vote of, and therefore to own the shares held by SNBL. Mr. Takanashi disclaims beneficial ownership of all shares held by SNBL except to the extent of any actual pecuniary interest.

(4)	The estimated value of the Shares assumes timely achievement of all net proceeds thresholds under the CVR Agreement.

Effect of the Offer and the Merger on Stock Awards—Generally

Company Options. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and unexercised Company Option that is vested, or that vests as a result of the consummation of the Merger shall be canceled and be converted into the right to receive, subject to the terms of the Merger Agreement, (A) an amount in cash, equal to the product obtained by multiplying (x) the number of Shares that were subject to such Company Option, by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Option, less any required withholding taxes; and (B) a CVR; provided, that, if the exercise price is greater than or equal to the Offer Price, the Company Option shall be terminated and canceled for no payment as provided under the Company’s 2016 Equity Incentive Award Plan and 2019 Equity Incentive Award Plan. At the Effective Time, each Company Option that is not a vested Company Option shall be terminated and canceled for no payment as provided under the Company’s 2016 Equity Incentive Award Plan and 2019 Equity Incentive Award Plan. Following the Effective Time, no Company Option shall remain outstanding, and each former holder (including those holders who are the Company’s executive officers and the members of the Company Board) of a Company Option shall cease to have any rights with respect thereto, except for the right (if any) to receive consideration in accordance with the terms of the Merger Agreement in exchange for such Company Options.

The Merger Agreement provides that, following the closing of the Merger, the Surviving Corporation will pay to the holders of vested Company Options (i) who are employees or former employees of the Company, as applicable, through its payroll systems, less withholdings and deductions, within 30 days following closing of the Merger, and (ii) to all other holders, through the Surviving Corporation’s accounts payable, any amounts due as described above.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options held by the Company’s executive officers and non-employee directors will be treated as described in the preceding section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally.” In addition, pursuant to the Company’s Non-Employee Director Compensation Program, the vesting will be accelerated for 100% of the unvested equity awards, effective as of immediately prior to the closing, which are held by any director who continues serving with the Company through immediately prior to the closing.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger for their respective outstanding Company Options and Shares, as applicable, and (ii) the number of Shares underlying such awards, in each case as of June 6, 2023. Solely for purposes of the table below, we have assumed that the Effective Time will occur on June 6, 2023. Pursuant to the terms of the Merger Agreement, any vested Company Options for which the exercise price is greater than or equal to the Offer Price will be canceled without payment of any consideration and have not been included in the table below.

Name	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(1)	Number of Vested Company Options (#)	Value of Vested Company Options ($)(1)	Number of Shares (#)	Value of Shares ($)(2)
John Kollins	—	—	106,103	$1,061	106,103	$612,214
Thomas King	—	—	12,765	$128	12,765	$73,654
Michael Riebe	—	—	12,765	$128	12,765	$73,654

(1)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the cash portion of the Offer Price ($0.91) exceeds the per share exercise price of the Company Options.

(2)	The estimated value of the unvested Shares assumes timely achievement of all net proceeds thresholds under the CVR Agreement.

Treatment of the Company ESPP

No current offering periods were underway under the Company ESPP as of the date of the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Company Board took all actions necessary, pursuant to the terms of the Company ESPP (including, if appropriate, amending the terms of the Company ESPP) to: (a) provide that no further offering periods shall commence under the ESPP on or following the date of the Merger Agreement; and (b) terminate the Company ESPP prior to the Effective Time.

Executive Officer Change in Control Severance Benefits

The Company has entered into Change in Control and Severance Agreements with each of our executive officers (the “Severance Agreements”), as described below.

If the applicable executive is terminated by us without “cause” or resigns for “good reason”, as each is defined in the applicable Severance Agreement (each, a “Qualifying Termination”), then the executive is entitled to receive: (i) continued base salary payments for nine months or, in the case of Mr. Kollins, 12 months; and (ii) payment or reimbursement of premiums for continued healthcare coverage for nine months or, in the case of Mr. Kollins, twelve months.

If a Qualifying Termination occurs during the period commencing three months prior to a change in control and ending twelve months after a change in control, then, in lieu of the foregoing benefits, the applicable executive is entitled to receive: (a) continued base salary payments for 12 months and a cash lump sum payment of the executive’s target bonus equal to one times annual bonus for the year of termination assuming 100% of target performance or, in the case of Mr. Kollins, continued base salary payments for eighteen months and a cash lump sum payment of his target bonus equal to one and one half times annual bonus for the year of termination assuming 100% of target performance, (b) payment or reimbursement of premiums for continued healthcare coverage for twelve months or, in the case of Mr. Kollins, eighteen months; and (c) full accelerated vesting of each unvested equity award, (except any performance awards) held by the executive.

The foregoing severance benefits are subject to the executive’s delivery of an executed release of claims against us and continued compliance with the executive’s confidentiality agreement with us.

The Severance Agreements also include a Section 280G “best pay” provision, which provides that, if any amount received by the executive pursuant to the agreement or otherwise that would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, the executive would receive the full amount of the payments and benefits or an amount reduced so that no portion would be subject to the excise tax, whichever would result in the largest payment to the executive on an after-tax basis.

For the purposes of the Severance Agreements, “Cause” is defined as the occurrence of any of the following: (i) their willful and continued failure to perform their material duties to us that goes uncured after notice is provided; (ii) their willful or intentional conduct that causes or is expected to cause material and demonstrable injury to us; or (iii) their conviction of, or a plea of nolo contendere to, a crime constituting (A) a felony under the laws of the United States or any state thereof, or (B) a misdemeanor involving moral turpitude.

The Severance Agreements provide that “Good reason” is defined as the occurrence of any of the following, without the executive’s express written consent: (i) a material reduction in their duties, authority or responsibilities; (ii) a material reduction by us of their annual base salary or annual bonus or incentive compensation opportunity; (iii) a requirement by us that their principal place of employment be relocated to a location more than 30 miles from their principal place of employment immediately prior to their termination or requiring they be based anywhere other than such principal place of employment (or permitted relocation thereof); (iv) any action or inaction that constitutes an uncured, material breach by us of any agreement between us and them, or any uncured, material breach by us of a policy relating to the benefits to which they are entitled; and (v) in the case of Mr. Kollins’ severance agreement, a requirement by us that he report to a corporate officer or employee instead of directly to the Company Board.

The Severance Agreements provide for “change in control” to have the same definition as in the Company’s 2019 Equity Incentive Award Plan, as amended. The closing of the Merger will constitute a “change in control” for this purpose.

At the Effective Time, the executive officers’ equity awards will be treated in the manner set forth in the Merger Agreement, as described in the section above entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Stock Awards—Generally” above.

For an estimate of the amounts that would be payable to the executive officers pursuant to the Severance Agreements in connection with a Qualifying Termination in the period commencing three months before and ending on the 12-month anniversary of the closing, please see the table below. These are estimates only, and may change as described in the section below entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Executive Officer and Director Arrangements Following the Merger” below.

Name	Estimated Severance ($)	Estimated Value of Benefit Continuation ($)(1)
John Kollins	$1,272,000	$71,792
Tom O’Neil	$602,700	$47,861

(1)

Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the executive officer incurs a Qualifying Termination and elects such coverage for the maximum amount of time permitted.

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9 and as requested by Parent, the Company has agreed to terminate the employment of each of our current executive officers, effective as of the closing of the Offer and the Merger (and subject to the occurrence of the closing of the Offer and Merger) on terms and conditions to be negotiated between the parties. Prior to the closing, such executive officers shall remain in their current positions with their current compensation.

As of the date of this Schedule 14D-9, in connection to the Merger and in accordance with the Merger Agreement, each of the directors of the Company will resign as directors of the Company, effective as of the closing of the Offer and the Merger (and subject to the occurrence of the closing of the Offer and Merger).

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the Company Board or compensation committee of the Company Board, as applicable, will take such steps to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act each employment compensation, severance or other employee benefit arrangement that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries or any affiliate of Parent with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation, by a provision of its certificate of incorporation, to eliminate or limit the personal liability of directors and certain officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director or officers, provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation.

The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Company has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that permit the Company to provide the foregoing indemnification to the Company’s directors and officers to the fullest extent permitted under Delaware law, with certain exceptions. The Bylaws of the Company also confirm that the Company is permitted to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the Bylaws would permit indemnification. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall be ultimately determined that the person is not entitled to be indemnified by the Company and shall provide such advancement to directors and officers of the Company. The Company has also obtained directors’ and officers’ liability insurance.

Pursuant to authorization by the Company Board, the Company has entered into separate indemnification agreements (“Indemnification Agreements”) with its directors and executive officers, in addition to the indemnification provided for in the Charter and Bylaws. These Indemnification Agreements, among other things, provide for indemnification by the Company of its directors and executive officers for expenses, judgments, fines, penalties and amounts paid in settlement incurred by such person in any action or proceeding arising out of such person’s services as a director or executive officer or at the Company’s request. These Indemnification Agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(17) hereto, and is incorporated herein by reference.

The Merger Agreement provides for certain indemnification, exculpation from liabilities, advancement of expenses and insurance rights in favor of those individuals who are directors or officers of the Company as of or prior to the date of the Merger Agreement (each, an “Indemnified Party”). Specifically, Parent has agreed that, for six years from and after the Effective Time, Parent will cause the Surviving Corporation to observe and comply with the obligations of the Company under (i) each indemnification agreement in effect between the

Company and any Indemnified Party prior to the date of the Merger Agreement and (ii) any indemnification and any exculpation provision set forth in the Charter and Bylaws as in effect on the date of the Merger Agreement. In addition, the Surviving Corporation is required to (and Parent is required to cause the Surviving Corporation to), indemnify and hold harmless each Indemnified Party to the fullest extent permitted by applicable law or the indemnification agreements for certain claims, damages and other liabilities arising out of or pertaining to matters from prior to the Acceptance Time (as defined in the Merger Agreement).

Prior to the Acceptance Time, the Company shall purchase a six year “tail policy” for the existing Side A policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement in the form delivered or made available by the Company to Parent prior to the date of the Merger Agreement at a premium not to exceed 200% of the annual premiums currently paid by the Company for such insurance.

Section 16 Matters

The Company Board (or a committee thereof) will take all reasonable actions as may be required or advisable to ensure that any dispositions of Company equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act, are exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on April 16, 2023, seven of the eight Independent Directors (who are identified below) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, (iii) approved and adopted any and all actions theretofore taken or thereafter to be taken by each of the officers of the Company in connection with the consummation of the transactions contemplated by the Merger Agreement, (iv) authorized the Company to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby, and (v) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (such actions, together, the “Company Board Recommendation”). The remaining directors, Elisabeth Sandoval Little and Ken Takanashi, were not present for the vote at the meeting.

The Company Board has determined that, of the Company’s nine directors, the following eight directors are independent for purposes of evaluating a transaction between the Company, on the one hand, and Parent and Purchaser, on the other hand: John Kollins, Michael Riebe, Rajeev Shah, Thomas B. King, Mutya Harsch, Heath Lukatch, Elisabeth Sandoval Little and Thomas M. Soloway (collectively, the “Independent Directors”). The Company’s remaining director is Ken Takanashi, a director, Executive Vice President and Chief Operating Officer of Parent. Other than John Kollins, the President and Chief Executive Officer of the Company, none of the Independent Directors are employees of the Company.

Accordingly, and for the other reasons described in more detail below, the Independent Directors present at the meeting of the Company Board held on April 16, 2023 hereby recommend that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board Recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the press release issued by the Company, dated April 16, 2023, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board, together with members of its management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of the Company and considers a variety of strategic alternatives that may be available, including continuing to pursue its strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value. In furtherance of its review and assessment of the Company, the Company Board and the Company’s senior management have discussed a number of such alternatives with representatives of Lazard Frères & Co., LLC (“Lazard”) from time to time. The Company has periodically consulted with Lazard, including during periods between any formal engagements, for a number of reasons that include Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Company Board, the Company’s management and representatives, the Parent Board, Parent’s management and representatives, and other parties. In addition to the contacts described below, Parent is a shareholder of the Company, Mr. Takanashi is a director of the Company and a representative director, Executive Vice President of Parent and the respective management teams of the Company and Parent are in regular contact with respect to their ongoing commercial relationship under the Licensing Agreement. Other than as described herein and for contacts in connection with their ongoing commercial relationship in the ordinary course of the Company’s business, there have been no material contacts between the Company and Parent in the past two years.

In June 2016, Parent and Mr. Kollins co-founded the Company as a subsidiary of Parent, and the Company entered into the Licensing Agreement pursuant to which Parent licensed and assigned to the Company certain patent rights and know-how related to Parent’s proprietary nasal drug delivery technology, including its proprietary nasal delivery device and formulation technologies, for use with dihydroergotamine, in exchange for certain royalty payments by the Company. At such time, Parent owned 80% of the issued and outstanding capital stock of the Company.

In August 2016, the Company issued a convertible promissory note (the “Convertible Note”) to Parent for the principal sum of $100,000. The Convertible Note accrued interest on the unpaid principal balance at an annual rate of 5%, had a maturity date, in the absence of a default event, of two years, and included an automatic conversion feature whereby the sum of the unpaid principal balance and accrued interest as of a Qualified Financing (defined as a sale of preferred stock by the Company for aggregate gross proceeds of at least seven million dollars) would automatically convert, at a conversion price of 80% of the price per share paid by cash purchasers of the Company’s preferred stock issued pursuant to the Qualified Financing.

In December 2016, the Company consummated a Series A convertible preferred stock financing. As a result of this financing, the Company was no longer a wholly owned subsidiary of Parent and Parent retained 23.8% ownership of the issued and outstanding capital stock of the Company. In May 2017, Parent began leasing certain molds used for manufacturing components of the nasal delivery device to the Company under certain Tooling Lease Agreements, in exchange for payments from the Company as specified thereunder. As of this date, there are no surviving obligations under the Tooling and Lease Agreements.

In April 2019, Parent acquired 307,110 additional shares of Series B Preferred Stock in the Company’s Series B financing. Following the Series B financing, Parent owned 12.0% of the issued and outstanding capital stock of the Company.

In September 2019, Parent, through its U.S. affiliate, acquired 233,333 additional Shares in the Company’s initial public offering. Following such acquisition, Parent owned 9.0% of the issued and outstanding capital stock of the Company.

During the summer of 2020, as the Company approached the anticipated readout of the results of its EMERGE trial, the Company Board, together with members of its management team, reviewed and assessed the performance, future growth prospects, business plans and overall strategic direction of the Company and considered a variety of strategic alternatives that may have been available following the conclusion of the EMERGE trial, assuming a successful trial outcome. These potential alternatives included exploring potential licensing, partnership and strategic transactions with companies operating in the migraine therapeutics market and continuing to operate as a standalone company in order to independently secure regulatory approval for and commercialize STS101, in each case with the goal of maximizing stockholder value. In anticipation of the results of its EMERGE trial, the Company began preparations to raise additional funding if the results of the study were positive.

In September 2020, the Company’s management team provided the Company Board with a readout of topline results from the Company’s STS101 EMERGE Phase 3 efficacy trial, in which STS101 did not achieve statistical significance on the trial’s primary outcome measures. Despite these results, based on Company management’s presentations of its analyses and review of EMERGE trial results and other data, including preliminary results from the open-label, Phase 3 long-term safety trial of STS101 5.2 mg, or ASCEND, the Company’s Board believed the Company had identified and was taking steps to address the key reasons that STS101 did not achieve statistical significance versus placebo on the co-primary endpoints at two hours post-administration in the EMERGE trial.

Following the readout of topline results from the EMERGE trial, the Company’s Board instructed the Company’s management team to continue exploring potential licensing, partnership and strategic transactions with companies operating in the migraine therapeutics market, as well as strategies for continuing to operate as a standalone company in order to secure regulatory approval for and commercialize STS101. The Company entered into nondisclosure agreements with, and provided diligence materials to, multiple companies, including several multi-national pharmaceutical companies with presences in the migraine therapeutics market. However, none of these discussions led to any party expressing interest in a potential transaction with the Company.

Given the results of the EMERGE trial and the fact that no licensing, partnership or other transaction had materialized by late 2020, the Company Board determined the best course of action to maximize stockholder value was to raise additional capital and independently pursue further development of STS101.

In March 2021, the Company consummated a PIPE financing to fund further development of STS101. Parent purchased 1,232,394 additional Shares in this financing. Following the PIPE financing, Parent owned 8.9% of the issued and outstanding capital stock of the Company.

Between January 2022 and October 2022, the Company Board discussed potential licensing, partnership and other strategic transactions with several counterparties, and the Company entered into (or had existing) non-disclosure agreements with five of these counterparties. Ultimately, all of these counterparties expressed that it had either decided not to proceed with a potential licensing, partnership or other strategic transaction with the Company or ceased responding to the Company’s communications. None of these potential counterparties submitted a proposal to acquire the Company.

During the summer of 2022, as the Company approached the anticipated readout of the results of its SUMMIT trial, the Company Board, together with members of its management team, reviewed and assessed the performance, future growth prospects, business plans and overall strategic direction of the Company and considered a variety of strategic alternatives that may have been available following the conclusion of the SUMMIT trial, including continuing as a standalone company if the Company was able to obtain financing or pursuing potential strategic transactions with third parties, in each case with the goal of maximizing stockholder value.

On the morning of September 13, 2022, the Company Board held a regular meeting at which, among other matters, members of the Company Board and Company’s management discussed (i) the Company’s financial position and commercial activities, (ii) a potential new at-the-market facility and related financing considerations, (iii) the ongoing Phase 3 SUMMIT trial and results to date of the ongoing ASCEND open-label, long-term safety trial, (iv) and engaging a financial advisor with respect to strategic alternatives following the conclusion of the SUMMIT trial. Representatives of Lazard and two other investment banks with advisory practices competitive with Lazard’s had presented to a subgroup of Company Board members (all Company Board members were invited to attend these presentations) and, following these presentations and further discussions by the Company Board, the Company Board directed management to engage Lazard on an informal basis to evaluate potential strategic options for the Company. An engagement letter was not executed at this time. The Company’s decision to choose Lazard as its financial advisor was based on Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions.

In anticipation of potentially positive results of its SUMMIT trial, the Company began preparations to raise additional funding. To that end, on November 3, 2022, the Company entered into an At-the-Market Sales Agreement (the “Virtu Sales Agreement”), with Virtu Americas LLC, to sell shares of Company Common Stock, from time to time, through an at-the-market equity offering program pursuant to which the Company could sell common stock for aggregate gross sales proceeds of up to $100.0 million.

On November 9, 2022, after learning the preliminary topline results from the SUMMIT trial, Mr. Kollins communicated the preliminary results of the SUMMIT trial to the Company Board, including the fact that STS101 was numerically, but not statistically, superior to placebo on the co-primary endpoints of freedom from pain and most bothersome symptom at two hours post-administration. STS101 did however demonstrate statistical superiority over placebo on the freedom-from-pain and most-bothersome- symptom endpoints at time points subsequent to the two-hour regulatory time point, from three hours through 48 hours post-administration. Given the results of the SUMMIT trial, no shares of common stock were ever sold pursuant to the Virtu Sales Agreement.

On November 10, 2022, the Company Board held a special meeting to review preliminary results of the SUMMIT trial and discuss disclosure and potential implications of such results. The Company Board and members of the Company’s management discussed various pathways for the Company, including a sale of assets, sale of the Company, reverse merger or other similar transaction or a liquidation and winddown.

On November 11, 2022, a clinical research organization that provided statistical analysis services provided the Company with confirmation of the preliminary results of the SUMMIT trial based on further review and analysis of the data.

On the morning of November 12, 2022, the Company Board held a special meeting to review the SUMMIT trial results. Members of the Company’s management presented these results and the financial position of the Company to the Company Board and representatives of Lazard discussed their initial considerations in light of the SUMMIT data, including the outline of a potential strategic outreach process for the Company primarily targeting potential counterparties with established commercial infrastructure, including a sales force that promoted therapeutic products to neurologists. Following the departure of representatives of Lazard from the meeting, the Company Board and members of the Company’s management discussed various pathways for the Company, including a sale of assets, sale of the Company, reverse merger or other similar transaction or a liquidation and winddown. Given the SUMMIT trial results and based on its consideration of various factors, including current and anticipated future capital markets conditions, the Company’s projected need for substantial additional capital to continue to develop STS101 through potential regulatory approval, the lack of availability of such additional capital and the likely terms on which it would be available and the other factors described under “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board”, the Company Board determined that the Company would not invest in commercializing STS101 and would actively explore alternatives to maximize value for shareholders.

On November 14, 2022, the Company announced (i) the topline results from the SUMMIT Phase 3 Trial of STS101 for the acute treatment of migraine and (ii) that it did not plan to invest in commercializing STS101 and would actively explore alternatives to maximize value for shareholders, while minimizing cash expenditures.

Following the announcements described above, Lazard launched an outreach process to identify potential counterparties that could be interested in a strategic transaction with the Company. Given that (i) the Company’s primary assets at this time were STS101 and its cash assets; (ii) the Company did not have any product candidates other than STS101; and (iii) that the Company Board had determined that the Company would not independently commercialize STS101, the Company Board determined that an acquisition of the Company would be preferable to a licensing, STS101 asset sale, partnership or other potential strategic transaction that would necessitate further corporate actions or transactions that would likely be economically inefficient, as compared to an acquisition of the Company, in order to convey economic value to the Company’s stockholders. In addition, the Company Board discussed and considered pursuing reverse merger alternatives, but determined not to prioritize pursuit of reverse merger options due to a number of factors, including (i) the fact that a number of biopharmaceutical companies, some with greater cash assets than the Company, were pursuing reverse merger options and would thus represent competition to any initiative undertaken by the Company; (ii) the Company Board and management’s view, based on their extensive industry expertise, corroborated by published biopharmaceutical industry analyses, including a May 2022 white paper study published by a biopharmaceutical industry-focused investment bank that found the majority of reverse mergers were associated poor long-term share price performance, that there would likely be a limited number of potential reverse merger candidates that would be attractive counterparties; (iii) the significant uncertainty as to whether attractive terms for a reverse merger could be secured in the event a viable and attractive counterparty was identified; (iv) the anticipated significant time and expense that would be incurred in pursuing reverse merger alternatives as compared to an acquisition of the Company; (v) the fact that Company management had limited experience in reverse merger processes; and (vi) the Company Board and management’s view, reinforced by input from potential reverse merger advisors, that little, if any, value would likely be ascribed to STS101 in any reverse merger transaction. As a result, the Company Board directed Lazard to focus its efforts on potential strategic merger partners with neurology or other commercial infrastructure and sales capabilities in the United States that would be suitable for targeting prescribers of migraine therapeutics, since they might find STS101 an attractive addition to their commercial portfolios.

Between November 2022 and February 2023, six potential counterparties contacted the Company, and 29 potential counterparties were contacted by Lazard or the Company, including the potential counterparties who had declined to enter into a licensing, partnership or strategic transaction with the Company earlier in the year (other than those focused on ex-U.S. licensing opportunities). Parent was not included in this initial outreach, as it was not in the business of commercializing drug products and as such did not have commercial infrastructure or sales capabilities. As a result of this outreach, the Company entered into non-disclosure agreements with eleven parties, provided post-SUMMIT data and diligence materials to seven parties and engaged with each potential counterparty throughout the process until each counterparty had either expressed that it had decided not to proceed with an acquisition of the Company or ceased responding to the Company’s communications. Of the eleven parties that the Company entered into non-disclosure agreements with, five had customary standstill provisions (four of which contained “don’t ask don’t waive” provisions), each of which terminated automatically upon the announcement of the Merger Agreement. Except as described below, none of the potential counterparties ultimately submitted a proposal to acquire the Company.

On the morning of November 21, 2022, the Company Board held a special meeting to discuss the Company’s activities, including a review of expense and operating activities to preserve cash and updates related to the SUMMIT results and STS101 program and the status of the Company’s strategic activities, including solicitations of interest in the STS101 program and potential strategic and reverse merger alternatives. Based on its consideration of the factors described above, the Company Board determined that the Company would not focus on a reverse merger. Although the Company Board determined to consider any viable and attractive reverse merger, licensing, partnership or other strategic transaction proposed by a potential counterparty, it determined, in its best judgement and with the objective of maximizing value for stockholders, to focus primarily on the sale of STS101 or the Company as a whole until approximately the start of February 2023 because of the factors described under “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board” and the fact that the Company believes, despite the outcome of the SUMMIT trial, (i) STS101 could be approved by the FDA with no further clinical trials (based on interactions with the FDA and input from its expert regulatory consultants), (ii) the commercial potential of STS101 remained significant and would not be significantly impaired as a result of the outcome of the SUMMIT trial (based on primary market research conducted by the Company subsequent to the readout of the SUMMIT trial), (iii) filing a New Drug Application (“NDA”) with the FDA could be achieved in a short period of time with only a nominal incremental investment required and (iv) STS101 remains an attractive investment opportunity, particularly for pharmaceutical companies that have established commercial capabilities and infrastructure. The Company chose February 2023 as an approximate deadline for identifying a buyer of STS101 or the Company because, among other reasons, Lazard had communicated to the Company Board that it believed it would be able to complete its outreach process and determine if there was a viable counterparty for a sale of the Company or STS101 by February 2023 and the Board determined that if a counterparty was not available by such time, the Company may need to seek an alternative transaction structure as soon as possible, given that the Company would continue to incur expenses during the outreach, thus reducing the cash proceeds available to stockholders in the event of a liquidation and winddown. Further, the Company Board and management believed, based on their extensive industry experience and input from multiple investment banks with reverse merger practices, that the greater the value of the Company’s cash assets, the more likely the Company would be able to consummate a reverse merger transaction, if the Company Board were to decide to pursue such transaction. Members of the Company’s management team also addressed personnel issues, and the Company Board approved a severance policy for employees without contractual severance to aid in the retention of employees. The Company Board also discussed the financial implications of continuing development of STS101 through approximately February 2023 so as to maintain the viability of the STS101 program while exploring a sale of STS101 or the Company as a whole, and, in the event that a strategic transaction could not be completed in a timely manner, the general process and approximate timeline to dissolve and winddown the Company.

On December 7, 2022, Mr. Kollins and Mr. Takanashi discussed the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Mr. Takanashi expressed that although Parent preferred the Company to pursue strategic transactions with third parties who would undertake commercialization of STS101, if no third-party proposals were feasible, then Parent may be willing to pursue a strategic transaction to prevent the STS101 program from being discontinued and abandoned.

On the afternoon of December 13, 2022, the Company Board held a regular meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners, including the six parties that remained under non-disclosure agreements with respect to a potential strategic transaction. Members of the Company’s management also discussed the Company’s analysis and findings post-SUMMIT results and provided an update on the financial condition of the Company. Representatives of the Company’s legal counsel, Latham & Watkins LLP (“Latham”) then reviewed the fiduciary duties of directors under Delaware law and related matters.

On the morning of December 20, 2022, the Company Board held a special meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Representatives of Lazard provided a summary and results of their outreach to date and an update on the five parties who were still reviewing a potential strategic transaction with the Company at the time.

On the morning of January 27, 2023, the Company Board held a special meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Representatives of Lazard provided a summary and results of their outreach to date and an update on the one party who was still reviewing a potential strategic transaction with the Company at the time. The Company Board also discussed various considerations related to a potential reverse merger process, including, among other things, timeline, attractiveness of the Company, financial profile of the Company, potential suitors and related matters, as well as various considerations related to a potential winddown and liquidation, including, among other things, timeline, process, potential liquidation amounts, liquidation plan, advisor related matters, and other related matters.

On January 29, 2023, Mr. Kollins met by videoconference with Mr. Takanashi and Dr. Ryoichi Nagata, Chairman and Chief Executive Officer of Parent. The parties discussed the possibility of the Company finding a commercialization partner for STS101, and Dr. Nagata and Mr. Takanashi expressed that if no viable strategic transactions were available, Parent would be interested in pursuing a strategic transaction to maintain the viability of the STS101 program.

Between January 31, 2023, and February 10, 2023, representatives of the Company discussed a potential strategic transaction with representatives of Parent, including Mr. Takanashi.

On the afternoon of February 8, 2023, the Company Board held a special meeting to review the status of the Company’s ongoing strategic activities and the current state of discussions with potential strategic partners. Members of the Company’s management and the Company Board then discussed potential strategic pathways for the Company considering the feedback from potential strategic partners, the Company’s cash runway and prospects. The Company Board also discussed various considerations related to a potential reverse merger process, including, among other things, timeline, attractiveness of the Company, financial profile of the Company, potential suitors and related matters, as well as various considerations related to a potential winddown and liquidation, including, among other things, timeline, process, potential liquidation amounts, liquidation plan, advisor related matters, and other related matters.

On February 13, 2023, representatives of Lazard shared an illustrative structure of an acquisition of the Company with representatives of the Company, who later shared these materials with representatives of Parent.

On February 13, 2023, Mr. Kollins contacted a member of executive management at Party A, a publicly traded biopharmaceutical company, to discuss whether Party A would be interested in exploring a potential strategic transaction pursuant to which Party A would commercialize STS101. Party A was not originally included in the initial outreach because, among other reasons, at the time it had limited cash resources at the time and there was limited public information regarding its operations, given that it had only recent become public.

On February 15, 2023, Mr. Kollins, Mr. O’Neil and Mr. Takanashi discussed a potential acquisition of the Company by Parent.

On February 16, 2023, the Company and Party A entered into a non-disclosure agreement which had a customary standstill provision (and “don’t ask don’t waive” provision) that terminated automatically upon the announcement of the Merger Agreement. Later on February 16, 2023, members of management from both parties met my videoconference to discuss the STS101 program and the Company’s financial position. Following this videoconference, a member of management at Party A expressed that Party A would be interested in a stock-for-stock merger transaction that would value the Company at 110% of its market capitalization. Mr. Kollins asked that Party A provide the company with a written offer and strongly suggested that such offer value the Company at a fixed price per share and include a CVR component to the consideration.

Later on February 16, 2023, Parent submitted a non-binding proposal to the Company to acquire all the outstanding shares of the Company. The proposal indicated the aggregate consideration would be equal to the net cash balance of the Company at the closing of the potential transaction (subject to certain adjustments), plus $1.66 million. The proposal also indicated a willingness to make additional post-closing payments to the Company’s stockholders based on the successful development and commercialization of STS101 through a contingent value rights agreement.

On the morning of February 17, 2023, the Company Board held a special meeting to review Parent’s proposal. At the meeting, among other things, Mr. Takanashi, acting as a representative of Parent, presented the proposal to the Company Board and, following Mr. Takanashi’s departure from the meeting, the Company Board and management discussed their initial thoughts on the proposal and its value to the Company’s shareholders relative to a liquidation and winddown of the Company. The Company Board, Lazard and members of the Company’s management discussed the need for a fixed price per share at the signing of the definitive transaction documents. Mr. Kollins later noted his discussions with Party A to the Company Board and that the Company had not received any written proposals or terms from any other party, other than Parent and Party A. The Company Board and members of the Company’s management also discussed alternative pathways for the Company, including pursuit of a reverse merger or liquidation. Representatives of the Company’s management presented management’s projected costs and payments to shareholders in the event of a liquidation based on an estimated winddown timeline and noted the longer timeline and uncertainty of a reverse merger pathway, particularly in light of the number of competitive public company shells with significantly higher cash balances.

Between February 17, 2023, and February 23, 2023, representatives of the Company and Lazard discussed and prepared a counterproposal to Parent’s February 16 proposal, including revisions to the consideration payable at closing of the potential transaction and the inclusion of a schedule of potential payments pursuant to a potential CVR Agreement.

Between February 17 and February 20, Mr. Kollins continued to discuss the valuation of the Company, the consideration payable in a potential transaction and the merits of stock consideration, cash consideration and CVR payments.

On February 20, 2023, Mr. Kollins requested that Party A provide a viable proposal by the end of that week if Party A wished to be considered as a counterparty in the Company’s strategic transaction process. The Company did not receive any revised proposal or any further communications from Party A and the Company did not attempt to reengage with Party A, given that, among other reasons, Party A was unwilling to include a CVR component to the consideration and receiving stock consideration would require the Company and its advisors to undertake reverse-diligence.

By February 20, 2023, other than Parent, each party who had signed a non-disclosure agreement with the Company in 2022 or 2023 had either indicated they were not interested in pursuing a strategic transaction or had ceased communications with the Company.

On February 23, 2023, representatives of the Company and Mr. Takanashi discussed Parent’s proposal, including the price per share, net cash projections, the premium to net cash amount and the structure of potential payments pursuant to a CVR Agreement. Mr. Takanashi expressed Parent’s sensitivity to an increased premium but indicated a willingness to accommodate a CVR Agreement upon securing a commercial partner for STS101, subject to agreement on the payments due thereunder.

Between February 23, 2023, and February 27, 2023, representatives of the Company and Lazard continued to discuss and prepare a counterproposal to Parent’s February 16 proposal based on the revisions to date and the February 23 discussion with Mr. Takanashi.

On the afternoon of February 27, 2023, the Company Board held a special meeting to review the status of a potential transaction with Parent or other third parties contacted by Lazard, which Mr. Takanashi did not attend. Mr. Kollins updated the Company Board that following its last meeting the remaining potential strategic counterparties (other than Parent) had declined to move forward with a formal set of terms or pursue a strategic transaction with the Company and noted that none of the parties which contacted the Company had provided a proposal other than Party A, who at that point had not responded to Mr. Kollins’s email for a week (and never did respond). Representatives of Lazard then presented to the Company Board (i) a proposed counteroffer regarding Parent’s proposal based on discussions between representatives of Lazard, Latham and the Company’s management, including a potential structure for CVR payments. Following the discussion, the Company Board determined to continue to explore a strategic transaction with Parent and directed management to provide Parent a counterproposal consistent with the Company Board’s discussion regarding the upfront (e.g., initial per share value) based on the estimated cash forecast and premium, as well as a CVR structure consistent with the discussion and feedback from the Company Board. Following the departure of Lazard’s representatives from the meeting, the Company Board discussed formally engaging Lazard and reviewed a proposed engagement letter from Lazard, who had been working with the Company at-risk. After discussion of Lazard’s work for the Company to date and Lazard’s reputation, familiarity with, and experience as a financial advisor to, the Company and other companies in the life sciences and biotechnology industry and Lazard’s experience as a financial advisor in mergers and acquisitions and other strategic transactions. During the discussion, the Company Board (i) discussed the importance of a fairness opinion in the context of a potential transaction and to compare the potential transaction to a liquidation of the Company, and (ii) approved the terms of the engagement letter as presented, subject to requesting that representatives of management attempt to bifurcate the transaction fee into two tranches, with payments upon delivery of a fairness opinion and closing of a potential transaction.

Later on February 27, 2023, the Company submitted a counterproposal to Parent which, among other things, indicated that the share price should be fixed at signing (and not subject to adjustment at closing) and based on the Company’s current projected net cash balance at the closing of the potential transaction (subject to certain adjustments and re-confirmed prior to executing definitive transaction documents), plus $7 million (which, based on the projected net cash balance and number of shares outstanding, implied a price per share of approximately $1.08). The counterproposal also provided a schedule of potential payments pursuant to a CVR Agreement, under which payments would be made upon the first commercial sale of STS101 and at the end of the first quarter in which cumulative global net sales of STS101 during the previous four quarters totals or exceeds $50 million, $100 million and $200 million. Cumulatively, these payments would provide for additional value of up to approximately $1.50 per share.

On the morning of March 2, 2023, representatives of the Company and Parent discussed initial monthly cash projections of the Company, including future payment obligations, severance payments, and other items impacting the Company net cash at different points in time. The Company and Parent continued these discussions throughout March.

Later on March 2, 2023, representatives of the Company and Mr. Takanashi met at the Company’s office in San Francisco to discuss the Company’s February 27 counterproposal. Mr. Takanashi expressed that the consideration paid at closing exceeded Parent’s expectations and inquired about a CVR payment structure based on the proceeds Parent receives from licensing or otherwise disposing of STS101. Mr. Kollins and Mr. O’ Neil shared with Mr. Takanashi initial projections for the net cash balance as of April 30, 2023.

On March 8, 2023, Parent submitted a revised non-binding proposal to the Company to acquire all the outstanding shares of the Company. The revised proposal indicated the aggregate consideration would be equal to the final projected net cash balance of the Company at the closing of the potential transaction (subject to certain adjustments), plus $2 million. The revised proposal also included a potential schedule of payments pursuant to a CVR Agreement, under which payments would be made based upon the surviving company’s achievement of certain thresholds of aggregate net proceeds achieved in the 5 year period following the closing of the potential transaction, with the first threshold at $25 million of aggregate net proceeds and the final threshold at $500 million. Cumulatively, these payments would provide for additional value of up to approximately $4.50 per share.

On the afternoon of March 12, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. The representatives of Lazard then discussed with the Company Board the preliminary cash projections of the Company through a potential closing date and reviewed the proposal relative to the potential funds available for stockholders in a liquidation. The members of management, the Company Board and the representatives of Lazard outlined potential counter-proposal alternatives.

On the evening of March 12, 2023, the Company submitted a counterproposal to Parent. The revised proposal indicated the aggregate consideration would be equal to the final projected net cash balance of the Company as of April 30, 2023 (subject to certain adjustments), plus $2.5 million. The revised proposal also included a potential schedule of payments pursuant to a CVR Agreement, under which payments would be made based upon the surviving company’s achievement of certain thresholds of aggregate net proceeds achieved in the five-year period after Parent recovers its investment, with the first threshold remaining at $25 million and the final threshold remaining at $500 million. Cumulatively, these payments would provide for additional value of up to approximately $5.77 per share.

Later on March 14, 2023, Parent submitted a revised final proposal to the Company which accepted the Company’s terms, other than certain adjustments to the calculation of the thresholds of aggregate net proceeds (the thresholds themselves and the cumulative payment amounts to shareholders remained the same).

On the evening of March 14, 2023, Mr. Kollins informed members of the Company Board other than Mr. Takanashi (i) that Parent had submitted its final non-binding proposal earlier that day, (ii) that Lazard had recommended the Company retain a second financial advisor to provide a fairness opinion in the potential transaction and (iii) of the status of negotiations with its contract manufacturing service provider regarding an amendment to the development agreement between the Company and such contract manufacturing service provider.

Later on March 14, 2023, representatives of Lazard and Houlihan Lokey discussed potentially engaging Houlihan Lokey to provide a fairness opinion in connection with the potential transaction with Parent.

On March 17, 2023, representatives of the Company and Parent discussed the status and timeline of the potential transaction and Parent’s due diligence review of the Company.

On March 18, 2023, the Company provided representatives of Parent and its legal counsel, Wilson Sonsini Goodrich & Rosati P.C. (“Wilson Sonsini”) with access to a virtual data room containing diligence materials.

Between March 18, 2023, and April 15, 2023, Parent and Wilson Sonsini conducted a due diligence review of the Company.

Between March 18, 2023, and March 22, 2023, representatives of the Company and Parent discussed general finance operations and preliminary monthly net cash projections.

On the evening of March 22, 2023, Wilson Sonsini sent Latham an initial draft of the Merger Agreement, which provided for a one-step merger and a special meeting of the Company’s shareholders to approve the Merger.

Between March 23, 2023, and April 2, 2023, representatives of the Company and Parent, both directly and through their respective legal advisers, discussed the structure of the potential transaction and the merits of a one-step merger with a shareholder vote and a two-step transaction with a tender offer and back-end merger, including the timeline to a potential closing.

On March 23, 2023, Houlihan Lokey executed a non-disclosure agreement with the Company.

On March 26, 2023, the Company Board approved a plan to reduce the Company’s workforce by nine employees, or approximately 36% of the Company’s headcount, in order to preserve cash while maintaining the viability of the STS101 program for a potential strategic transaction partner. As part of this workforce reduction, the Company determined to terminate the employment of and enter into consulting agreements with (i) its Chief Medical Officer, as the Company’s STS101 clinical trial-related work had been substantially completed; and (ii) its Chief Commercial Officer, as the Company Board had previously determined that the Company would not independently commercialize STS101. Moreover, the ongoing and anticipated future work required of these executives by the Company was not sufficient to merit continuing to employ them in full-time roles.

On the evening of March 28, 2023, Wilson Sonsini sent Latham an initial draft of the CVR Agreement.

On March 29, 2023, Lazard provided the Company with certain customary disclosures with respect to its relationships with Parent, noting that Lazard has no significant relationships with Parent or Parent’s largest shareholder, Nagata & Company, Ltd.

On the evening of March 29, 2023, (i) representatives of the Company and Parent discussed outstanding issues in the draft Merger Agreement, including whether to remove the minimum net cash condition and the structure of the potential transaction, and (ii) Latham sent Wilson Sonsini a revised draft of the Merger Agreement reflecting the two-step transaction.

On the evening of March 31, 2023, Latham sent Wilson Sonsini a revised draft of the CVR Agreement, which required Parent to use its commercially reasonable efforts to license/sell the STS101 program.

On the afternoon of April 3, 2023, representatives of the Company and Parent discussed outstanding issues in the draft Merger Agreement, including the structure of the potential transaction, the timeline to a potential announcement of the execution of the Merger Agreement and the required disclosures in Japan and the United States.

On April 3, 2023, the Company and its contract manufacturing service provider entered into an amendment to its Development Agreement, effective as of April 1, in order to continue to secure space in the manufacturing services provider’s manufacturing facility so as to maintain the timeline for final STS101 manufacturing development work, the timeline for production of STS101 intended for commercial sale and the overall visibility of the STS101 program.

On April 4, 2023, representatives of the Company and Parent discussed outstanding issues in the draft Merger Agreement, and concluded that the potential transaction would have a two-step structure and contain a minimum net cash condition, which would be based on the projected net cash of the Company at the closing, minus a “cushion” amount between the Company’s projected net cash at closing and the minimum net cash condition amount.

Between April 4 and April 9, 2023, Latham and Wilson Sonsini continued to negotiate the outstanding issues in the draft Merger Agreement, including the minimum net cash condition, the structure of the potential transaction, extensions of the tender offer periods upon certain events, indemnification of officers and directors, and termination fee payable by the Company.

On the afternoon of April 7, 2023, representatives of the Company and Parent discussed the minimum net cash condition in the Merger Agreement, the calculation of such net cash amount, the efforts standard and related issues in the CVR Agreement and the timeline to a potential announcement of the execution of the Merger Agreement.

On the afternoon of April 10, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. At the meeting, representatives of Lazard noted that the Company had not received any further inquiries or indications of interest regarding a financing or acquisition of the Company from any third party. Mr. Kollins and representatives from Lazard then discussed the fairness opinion to be given to the Company Board in connection with the Offer and the Merger, noted that the Offer and the Merger were outside the scope of customary fairness opinions given by Lazard and discussed the engagement of Houlihan Lokey to provide a fairness opinion in connection with the Offer and the Merger, including the potential fees payable to Houlihan Lokey. Following the discussion, the Company Board authorized management to formally engage Houlihan Lokey with respect to a fairness opinion in connection with the Offer and the Merger and to continue to share the information required for Houlihan Lokey to perform its financial analyses.

Representatives of Latham then reviewed the fiduciary duties of directors under Delaware law and related matters, including a discussion of Parent’s ownership in the Company, its license agreement with the Company and Mr. Takanashi’s status as a board member of the Company. Last, representatives of Latham summarized and reviewed the material terms of the draft definitive agreements for the Offer and the Merger, noting that, after extensive negotiations, the remaining material open issues in the definitive agreements included the price per share, the minimum amount of net cash the Company must have available at closing and the efforts standard in the CVR Agreement.

Between April 10 and April 12, 2023, the Company and Parent continued to engage in ongoing negotiations regarding the price per share, the definition of net cash, the minimum cash condition and the net cash projections of the Company and, through their respective legal advisors, the outstanding terms of the Merger Agreement, CVR Agreement and Tender and Support Agreements.

On April 11, 2023, the Company and Houlihan Lokey executed an engagement letter, effective as of March 30, 2023, with respect to the Company’s request that Houlihan Lokey render an opinion as to whether the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

On the afternoon of April 12, 2023, representatives of the Company and Parent discussed certain business issues regarding the Merger Agreement and, after discussing the latest net cash projections of the Company, agreed on the price per share of $0.91. Following this discussion, representatives of the Company, Parent, Latham, Wilson Sonsini and Lazard held a conference call to resolve outstanding issues regarding the Merger Agreement and the CVR Agreement, including the “cushion” amount between the Company’s projected net cash at closing and the minimum net cash condition amount, the termination fee as a percentage of the implied equity value, the timeline to file SEC documents, indemnification of directors and officers, the interim operating covenants and the term and efforts standard in the CVR Agreement.

On the afternoon of April 13, 2023, the Company Board held a special meeting, to which Mr. Takanashi was not invited and did not attend nor receive any briefing materials, to review the status of the transaction with the Company’s management and its legal and financial advisors. At the meeting, representatives of Latham reviewed material updates to the terms of the draft Merger Agreement and CVR Agreement since the previous Company Board meeting on April 10, including the terms discussed and negotiated with Wilson Sonsini on the April 12 conference call. Representatives of Houlihan Lokey reviewed its preliminary financial analysis of the Company and the Offer and the Merger and the liquidation analysis prepared by management.

Between April 13 and April 15, 2023, the Company, Parent, Latham and Wilson Sonsini negotiated the final terms of the Merger Agreement, CVR Agreement, Tender and Support Agreements and other ancillary agreements.

In the early morning of April 16, 2023, Latham circulated the final versions of the Merger Agreement, CVR Agreement, Tender and Support Agreements, and other ancillary agreements to members of the Company Board, with the exception of Mr. Takanashi, via email, along with a summary of material updates to the documents since the Company Board’s last meeting on April 13, 2023.

Later on April 16, 2022, the Company Board held a special meeting, together with members of the Company’s management and representatives of Lazard, Houlihan Lokey and Latham. Mr. Takanashi did not attend the meeting and one other director was unable to attend the meeting due to a scheduling conflict. Representatives of Latham reviewed the proposed final terms of the Merger Agreement, CVR Agreement and Tender and Support Agreements, focusing on the changes to these documents since the Company Board meeting on April 13, 2023, and reviewed the fiduciary duties of the directors under Delaware law. In addition, the Company Board reviewed the liquidation analysis prepared by management, the price per share in the Offer and the Merger and the cash requirements necessary to meet its obligations including the minimum net cash condition. During the various discussions, the Company Board asked questions and discussed the terms and features of the proposed Merger, including the agreement reached by Parent and the Company regarding the minimum net cash condition, the calculation of net cash and indemnification of directors and officers. Upon a motion duly made and seconded, the Company Board approved the liquidation analysis prepared by management and authorized Houlihan Lokey to rely on it for purposes of its financial analysis. Representatives of Houlihan Lokey then reviewed its financial analysis of the Company and the Offer and the Merger and the liquidation analysis prepared by management. Thereafter, at the request of the Company Board, representatives of Houlihan Lokey then delivered an oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 16, 2023) to the effect that, as of the date thereof, and subject to the various assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Offer Price and the Merger Consideration to be received by holders of the Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). After further discussion, taking into account the factors described under “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board”, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and in the best interests of the Company and its stockholders and recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer.

On the afternoon of April 16, 2023, the Company and Parent executed the Merger Agreement, and Parent and each of the Support Stockholders concurrently executed the Tender and Support Agreements. Before the opening of Tokyo Stock Exchange trading on April 17, 2023 (and on the evening of April 16, Pacific standard time), Parent and the Company each issued a press release announcing the Company and Parent’s entry into the Merger Agreement.

Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board

The Company Board, acting with the advice and assistance of its outside legal and financial advisors and the senior management of the Company, considered a number of substantive factors, both positive and negative, and evaluated and negotiated the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. After careful and thorough consideration, on April 16, 2023, the Company Board, among other things:

•

determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its stockholders;

•

approved and adopted (i) the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement and (ii) any and all actions theretofore taken or thereafter to be taken by each of the officers of the Company in connection with the consummation of the transactions contemplated by the Merger Agreement;

•	authorized the Company to enter into and perform its obligations under the Merger Agreement and the other agreements contemplated thereby; and

•	recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In considering the recommendations of the Company Board with respect to the Offer and Merger, you should be aware that executive officers and directors have certain interests in the Offer and the Merger that may be different from, or in addition to, the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and in making its decision to recommend that the Company Board adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger. For more information about these interests, refer to the section entitled “Interest in Securities of the Subject Company.” The Company Board believes that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, are fair to, advisable and in the best interests of the Company and its stockholders.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making the decisions, determinations and recommendations described above, the Company Board considered, among other things, the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	certain factors related to the Company’s business, financial condition and results of operations, and the Company’s prospects and plans, including:

○

the reviews undertaken by, and understandings of, the Company Board with respect to the Company’s business, operations, assets, financial condition, earnings, ownership structure, management, strategy, competitive position, current, historical and projected financial performance, prospects and plans, as well as the associated risks involved in achieving such projections, prospects and plans;

○	management’s belief that substantial doubt exists about the Company’s ability to continue as a going concern;

○	the Company’s limited cash runway and the fact that the Company had suffered recurring losses from operations;

○

the results of the Phase 3 SUMMIT trial, in which STS101 did not achieve statistical superiority to placebo on the co-primary outcome measures and the significant decrease in the price of the Shares following the announcement of the Phase 3 SUMMIT trial results;

○

the Company’s belief, based on further review of the Phase 3 SUMMIT trial results and the primary market research conducted subsequent to announcement of the Phase 3 SUMMIT trial results, that STS101, if approved, has the potential to be an important and differentiated option for the acute treatment of migraine that can address the unmet needs of many people living with migraines;

○	the Company’s projected need for substantial additional capital were the Company to continue to develop STS101 through potential regulatory approval and pursue independent commercialization of STS101;

○

the Company’s inability to raise additional capital on reasonable terms and, accordingly, the Company Board’s determination not to seek further funding, as such funding, if available at all, would likely not be available on terms that would be acceptable or favorable to the Company; and

○	due to the foregoing factors, the Company Board’s determination and public announcement that it plans:

•	not to invest in commercializing STS101 and to invest in STS101 only to the extent necessary to maintain its viability; and

•	to explore strategic alternatives to maximize value for shareholders, while minimizing cash expenditures;

•

the risk that, if the Company remained an independent public company, the Company may not have sufficient liquidity to fund its financial and operational needs, which would have a negative impact on its future stock price;

•	certain compliance costs and obligations imposed on the Company as a result of being a public company and having publicly traded common stock;

•

the current and historical market prices of the Shares, including as set forth in the table under “Price Range of Shares; Dividends,” in the Offer to Purchase, taking into account the market performance of the Shares relative to the common stock of other participants in the industry in which the Company operates and general market indices;

•

the conclusions of the Company Board that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, represent the best transactions reasonably available for Company stockholders in light of the foregoing factors as well as, among other things:

○

the Merger Agreement was the product of extensive arm’s length negotiations with the assistance of experienced independent legal and financial advisors, during a process that occurred over the course of several months, and reflects the views of the Company Board that the Offer Price and Merger Consideration to be paid to the holders of Shares in accordance with the Merger Agreement represented the highest Offer Price and Merger Consideration that could reasonably be obtained;

○	the premium to recent trading prices of the Shares represented by the Offer Price—approximately 37.9% over the $0.66 per share closing price of the Shares on April 14, 2023;

○

the conclusion of the Company Board that the per share consideration to be paid to the holders of Shares was more favorable to such holders than the potential value that might result from a liquidation of the Company, as more fully described under “Company Management Cash Projections; Liquidation Analysis”, and that there were no other alternatives reasonably available to the Company that the Company Board reasonably expected to result in greater value for the Company’s stockholders than the consideration payable in the Offer and the Merger, and the administrative and compliance costs associated with operating the Company as a publicly traded company until a winddown could be completed;

○

that the Company Board, with the assistance of their respective independent legal and other advisors, had considered alternatives, including continuing to operate the Company on a standalone basis and other potential value creating options, including an at-the-market offering of the Company’s securities, a sale of the Company’s assets, a reverse merger, liquidation and winddown of the Company or a sale to an alternative buyer, and considered the likely availability of such alternatives and the risks and uncertainties associated with pursuing any such alternatives, and each respectively formed the view that no other alternatives were reasonably likely to create greater value for the Company’s stockholders than the Offer and the Merger, taking into account (i) the alternatives reasonably available to the Company, (ii) that there was no assurance that a more favorable opportunity would arise later or through any alternative transaction, (iii) the risk of execution, as well as business, competitive, industry and market risks of such alternatives, and (iv) the time and costs associated with winding down and liquidating the Company and the amount of cash that was likely to be available to stockholders in a liquidation (as more fully described under “Background and Reasons for the Company Board’s Recommendation”);

○

the conclusions of the Company Board that, after a thorough process with the assistance of experienced independent legal and financial advisors, including extensive outreach to and negotiations with potential buyers as well as public disclosure that the Company was exploring strategic alternatives to maximize value for shareholders, (i) the Company obtained the best terms and highest price that Parent is willing to pay for the Company, (ii) none of the other potential buyers or financing sources contacted in the extensive outreach process was able to put forth an actionable proposal that would permit the Company to continue to operate with sufficient liquidity and credit to fund ongoing operations, and (iii) further negotiations would have created a risk of causing Parent to abandon the Offer and Merger altogether or materially delay the entry into definitive transaction agreements with respect to the Offer and Merger;

○

the fact that since the public disclosure that the Company was exploring strategic alternatives to maximize value for shareholders, none of the Company, Parent, the Company Board, nor any of their respective independent legal and financial advisors, as applicable, has received any inbound inquiries from third parties related to potential alternative acquisition proposals other than as more fully described under “Background and Reasons for the Company Board’s Recommendation”;

○

the fact that the substantial majority of the Merger Consideration to be received by the Company’s stockholders in the Merger is upfront cash, which provides liquidity and certainty of value to the stockholders;

○

the fact that the Company’s stockholders will receive one CVR for each share held, which provides the Company’s stockholder the opportunity to realize additional value of up to $5.77 per share, to the extent that the aggregate proceeds of STS101 exceed certain levels set forth in the CVR Agreement within the time period described (as more fully described under “Contingent Value Rights Agreement”), as well as the estimated probability of success and timing for exceeding such levels of aggregate proceeds;

○

the results of the due diligence investigation that the Company’s senior management conducted with the assistance of its advisors on Parent with respect to certain matters and capabilities of Parent and its management, including Parent’s ability to pay the Merger Consideration and the likelihood that Parent would be able to finance the combined business and complete a future licensing, sale or other disposition transaction involving STS101 pursuant to which the Company’s stockholders could potentially realize additional value of up to $5.77 per share, in each case, given Parent’s financial resources and financial profile; and

○

the reviews undertaken by the Company Board of the Merger Agreement and the structure of the transactions contemplated thereby, including, among others, the specific financial and other terms and conditions set out below;

•

the terms of the Merger Agreement permitting the Company to receive unsolicited Company Acquisition Proposals (as defined in the Merger Agreement) that do not result from any breach of the non-solicitation obligations in the Merger Agreement, and the other terms and conditions of the Merger Agreement, including:

○

that the Company may, in certain circumstances (i) furnish information or access thereto to a third party making such a Company Acquisition Proposal and (ii) participate or engage in negotiations or discussions with such third party regarding such Company Acquisition Proposal; and

○

that the Company Board may, in certain circumstances, make a Company Change in Recommendation (as defined in the Merger Agreement), including in response to (i) a bona fide written Company Acquisition Proposal that the Company Board determines constitutes a Company Superior Proposal (as defined in the Merger Agreement), or (ii) a Company Intervening Event (as defined in the Merger Agreement);

in each case, subject to and in accordance with the terms and conditions of the Merger Agreement.

•	the likelihood of the Offer and Merger being completed, based on, among other matters:

○	the Company’s ability, under circumstances specified in the Merger Agreement, to seek specific performance of Parent’s obligation to cause the Offer and Merger to occur;

○

the requirement that Parent and the Company use their respective reasonable best efforts to obtain the regulatory approvals required to consummate the Offer and Merger, subject to and in accordance with the terms and conditions of the Merger Agreement; and

○	the likelihood and anticipated timing of completing the proposed Merger in light of the scope of the conditions to completion, including that there were no anticipated required regulatory approvals;

•	other terms and conditions of the Merger Agreement, including:

○

the conclusions of the Company Board that the Termination Fee (as defined in the Merger Agreement) is reasonable in light of, among other matters, the benefit of the Offer and the Merger to the Company’s stockholders, the size of such termination fee in similar transactions and the enterprise value of the Company;

○

the terms of the Merger Agreement providing the Company sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Offer and Merger or the termination of the Merger Agreement;

○	the Company’s ability, under circumstances specified in the Merger Agreement, to seek specific performance to prevent certain breaches of the Merger Agreement by Parent and Purchaser;

○

the statutory appraisal rights under the DGCL available to the Company’s stockholders who follow certain prescribed procedures under the DGCL and believe that exercising their appraisal rights would yield them a greater per Share amount than would the transactions contemplated by the Merger Agreement; and

○	the scope of the representations, warranties and covenants being made by the Company and Parent;

•

the financial analysis reviewed by Houlihan Lokey with the Company Board, as well as the oral opinion of Houlihan Lokey rendered to the Company Board on April 16, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 16, 2023), to the effect that, as of the date thereof, and subject to the various assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Offer Price and the Merger Consideration to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates) (as more fully described under “Opinion of the Company’s Financial Advisor”);

•

the fact that RA Capital Healthcare Fund, L.P., the directors (other than Mr. Takanashi) and certain senior officers of the Company, who collectively hold approximately 19% of the Company’s outstanding Shares, have duly executed and entered into Tender and Support Agreements, pursuant to which they have agreed to tender their Shares in the Offer, subject to and in accordance with the terms and conditions of the Tender and Support Agreements; and

•

the fact that the Tender and Support Agreements terminate in the event that the Merger Agreement is validly terminated in accordance with its terms, as more fully described in the section titled “Tender and Support Agreement”.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and making the decisions, determinations and recommendations described above, the Company Board also considered, among other things, certain countervailing factors, including the following uncertainties, risks and other potentially negative factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•

the risk that the transactions contemplated by the Merger Agreement, including the Offer and the Merger may not be consummated in a timely manner or at all, for a variety of reasons, and the consequences thereof, including the potential (i) loss of value to the Company’s stockholders, including the reduction of the trading price of the Shares, (ii) negative impact on the operations and prospects of the Company, including the risk of loss of key personnel and certain key members of senior management, (iii) adverse effect on the market’s perception of the Company’s prospects, (iv) diminution of the Company’s cash, and (v) costs and challenges associated with a winddown and liquidation of the Company and the risk that the Company stockholders will receive substantially less value if the Offer and the Merger are not consummated and the Company is wound down and liquidated after the termination or expiration of the Merger Agreement;

•

the risk that the Company is not able to deliver the minimum amount of net cash required as a condition to Parent’s obligation to consummate the Offer and the Merger. After reviewing the cash projections of the Company prepared by management through the estimated closing date, as more fully described under “Company Management Liquidation Analysis”, the Company considered this condition acceptable due to (i) the Company’s limited commercial operations and reduced expenditures following the Company’s (x) determination not to invest in or advance the STS101 program except to the extent required maintain its viability and (y) reduction in force and (ii) the fact that the minimum amount of net cash that the Company is required to have at the closing is approximately 3.66% less than the projected amount of net cash that the Company will have the closing (according to management’s cash projections);

•

the possible effects of the pendency or consummation of the transactions contemplated by the Merger Agreement, including the potential for suits, actions or proceedings in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement, the risk of any loss or change in the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business relationships, and any possible effect on the Company’s ability to attract and retain key employees, including that certain key members of senior management might choose not to remain employed with the Company prior to the completion of the Offer and Merger and the effect of the foregoing on the Company’s net cash balance at the closing;

•

the requirement that the Company conduct its business in the ordinary course prior to completion of the Merger and subject to specified restrictions unless Parent provides its prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), which might delay or prevent the Company from undertaking certain business opportunities that might arise pending completion of the Merger and the fact that these restrictions were customary and acceptable;

•

the risk of incurring substantial expenses related to the Offer and the Merger, including in connection with any litigation that may arise in the future, and the effect of the foregoing on the Company’s net cash balance at the closing;

•

that the Company’s directors, officers and employees have expended and will expend extensive efforts attempting to complete the transactions contemplated by the Merger Agreement and such persons have experienced and will experience significant distractions from their work during the pendency of such transactions and that the Company has incurred and will incur substantial costs in connection with such transactions, even if such transactions are not consummated;

•

the restrictions imposed by the Merger Agreement on the Company’s solicitation of acquisition proposals from third parties, and that prospective bidders may perceive Parent’s right under the Merger Agreement to negotiate with the Company to match the terms of any Company Superior Proposal prior to the Company being able to terminate the Merger Agreement and accept a Company Superior Proposal to be a deterrent to making alternative proposals;

•

the possibility that the Company may be required to pay Parent a Termination Fee of $905,136 in cash under certain circumstances (as more fully described under “The Merger Agreement—Termination Fees” in the Offer to Purchase, the form of which is filed as Exhibit (a)(1));

•

the nature of the Offer and the Merger and the Offer Price and the Merger Consideration means that the Company’s stockholders will not receive the Offer Price or the Merger Consideration until the acceptance of the Offer or the consummation of the Merger, which may delay their receipt of cash as compared to an immediate liquidation and winddown of the Company;

•

the nature of the Offer and the Merger and the Offer Price and the Merger Consideration means that the Company’s stockholders will not participate in future earnings or growth of the Company other than any payments in respect of CVRs, and will not benefit from any other appreciation in value of the surviving company;

•

the fact that (i) Parent has no capability to commercialize STS101, (ii) there is no obligation under the CVR Agreement for Parent to pursue a future licensing, sale or other disposition transaction involving

STS101 pursuant to which the Company’s stockholders could potentially realize additional value, (iii) Parent may never pursue or enter into such a transaction, (iv) STS101 may never be commercialized by the third party entering into such a transaction with the Parent, whether due to a failure to obtain required regulatory approvals or otherwise, and (v) even if such a transaction is entered into it may not result in the amount of aggregate net proceeds which would entitle the Company’s stockholders to payment in respect of the CVRs, and therefore no payment may ever be made in respect of the CVRs;

•	the receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes; and

•

various other risks associated with the combined organization and the Merger, including the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 46 of this Schedule 14D-9.

The Company Board concluded that, overall, the potentially positive factors outweighed the uncertainties, risks and potentially negative factors relevant to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger are fair to, advisable, and in the best interests of the Company and the Company’s stockholders.

Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board is not aware of any firm offer for a merger, sale of all or a substantial part of the Company’s assets, or a purchase of a controlling amount of the Company securities having been received by the Company from anyone other than a filing person in the two (2) years preceding the signing of the Merger Agreement.

The foregoing discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Company Board during their consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger. The Company Board made its determinations and recommendations in light of the factors described above and other factors that the Company Board believed were appropriate. In view of the variety of factors, the complexity of these matters and the quality and amount of information considered, the Company Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, each of the directors of the Company Board may have given different weight to different factors. The Company Board conducted an overall review of the factors described above, including through discussions with the Company’s management and their respective legal and financial advisors, and considered the factors overall to be favorable to, and to support, their decisions, determinations and recommendations. This explanation of the reasoning of the Company Board and certain information presented in this section is forward looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Opinion of the Company’s Financial Advisor

Opinion of Houlihan Lokey Capital, Inc.

On April 16, 2023, Houlihan Lokey orally rendered its opinion to the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 16, 2023), as to, as of such date, the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Purchaser and their respective affiliates of the Offer Consideration to be received by such holders in the Transaction pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to the Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Purchaser and their respective affiliates of the Offer Consideration to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Board, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed a draft, dated April 16, 2023, of the Merger Agreement and a draft, dated April 15, 2023, of the CVR Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including a liquidation analysis prepared by management of the Company and summarized under the caption “The Solicitation or Recommendation—Company Management Liquidation Analysis” (the “Liquidation Analysis”);

4.

spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters, including, without limitation, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction;

5.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

6.

reviewed a certificate addressed to Houlihan Lokey from senior management of the Company which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no view or opinion with respect to the Liquidation Analysis or the assumptions on which it was based. At the Board’s direction, Houlihan Lokey assumed that the Liquidation

Analysis provided a reasonable basis on which to evaluate the Company and the Transaction and Houlihan Lokey, at the Board’s direction, used and relied upon the Liquidation Analysis for purposes of its analysis and opinion. In this regard, the Company advised Houlihan Lokey, and Houlihan Lokey relied upon such advice, that (i) the Company is a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, (ii) the Company had incurred significant losses since its inception and anticipated that it would continue to incur significant losses for the foreseeable future, (iii) the Company’s business was entirely dependent on the successful development, regulatory approval and commercialization of STS101, the Company’s only product candidate under development, (iv) previously, in the Company’s Phase 3 EMERGE and SUMMIT studies, STS101 did not demonstrate a statistically significant difference as compared to placebo on either of the co-primary endpoints, (v) the Company’s financial statements for the year ended December 31, 2022 were prepared assuming the Company would continue as a going concern, (vi) the Company’s financial condition raised substantial doubt as to its ability to continue as a going concern, (vii) the Company’s cash, cash equivalents and marketable securities would be insufficient to enable the Company to fund normal operations for a period of one year or more were it to continue to pursue development and commercialization of STS101, (viii) the Company would require substantial additional financing to achieve its goals, (ix) the Company had not obtained financing on terms acceptable to it, (x) the Company did not believe that funding would be available to it, would be obtained on terms favorable to it or would provide it with sufficient funds to meet its objectives, (xi) the Company did not plan to raise additional financing, (xii) the Company’s failure to conclude the Transaction or an alternative strategic transaction would force it to consider other strategic alternatives such as wind-down and dissolution, (xiii) the values the Company would receive for its assets in liquidation or dissolution could be significantly lower than the values reflected in the Company’s financial statements, and (xiv) any proceeds the holders of Company Common Stock would receive in a liquidation and dissolution of the Company would be materially less on a per-share basis than the Offer Price to be received by such holders in the proposed Transaction. Houlihan Lokey also relied upon, without independent verification, the assessments of the Company management as to the Company’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Houlihan Lokey assumed, at the Board’s direction, that there would be no developments with respect to any such matters that would adversely affect its analyses or opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, the Company advised Houlihan Lokey that (i) only one year of financial projections existed that represented the best currently available estimates and judgments of the Company management as to the future financial results and operations of the Company, and (ii) those projections were prepared assuming there would be no investment in the commercialization of STS101, which investment would be required if the Company were to operate as a going concern, and therefore those projections were not relevant and should not be relied upon by Houlihan Lokey. As a result, in reaching its conclusions in the opinion, with the Board’s consent, Houlihan Lokey did not perform a discounted cash flow analysis or a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant. In addition, in reaching its conclusions in the opinion, with the Board’s consent, Houlihan Lokey did not perform an analysis based on a review of financial terms of relevant transactions that had been announced, because Houlihan Lokey did not believe that there were a sufficient number of such transactions with publicly available financial terms, and Houlihan Lokey did not separately evaluate the CVRs or the likelihood, timing or amount of payments thereunder.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement, CVR Agreement (the “CVR Agreement” and together with the

Merger Agreement, the “Agreements”) and all other related documents and instruments referred to therein were true and correct, (b) each party to the Agreements and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof, and (d) the Transaction would be consummated in a timely manner in accordance with the terms described in the Agreements and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Agreements would not differ in any respect from the drafts of the Agreements identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey was, however, provided a copy of the Liquidation Analysis, and Houlihan Lokey relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained in the Liquidation Analysis accurately reflected the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in the Liquidation Analysis were not accurate, the conclusions set forth in Houlihan Lokey’s opinion could be materially affected. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board, the Company or any other party with respect to alternatives to the Transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As the Board was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Transaction, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which shares of Company Common Stock could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without its prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Price to the extent expressly specified in the opinion), including, without limitation, the support agreement to be entered into by certain stockholders of the Company, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that may have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Board, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise.

In preparing its opinion, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. The estimates contained in the Liquidation Analysis, and the implied value reference ranges indicated by such analysis, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analysis. In addition, any analysis relating to the value of assets, businesses or securities does not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, such analysis are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Board in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Board or management with respect to the Transaction or the Offer Price. The type and amount of consideration comprising the Offer Price payable in the Transaction were determined through negotiation between the Company and Parent, and the decision to enter into the Agreements was solely that of the Board.

Financial Analysis

Overview. The Company advised Houlihan Lokey that (i) only one year of financial projections existed that represented the best currently available estimates and judgments of the Company management as to the future financial results and operations of the Company, and (ii) those projections were prepared assuming there would be no investment in the commercialization of STS101, which investment would be required if the Company were to operate as a going concern, and therefore those projections were not relevant and should not be relied upon by Houlihan Lokey. As a result, in reaching its conclusions in the opinion, with the Board’s consent, Houlihan Lokey did not perform a discounted cash flow analysis or a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant. In addition, in reaching its conclusions in the opinion, with the Board’s consent, Houlihan Lokey did not perform an analysis based on a review of financial terms of relevant transactions that had been announced, because Houlihan Lokey did not believe that there were a sufficient number of such transactions with publicly available financial terms, and Houlihan Lokey did not separately evaluate the CVRs or the likelihood, timing or amount of payments thereunder.

Liquidation Analysis. Houlihan Lokey reviewed and considered the Liquidation Analysis prepared by management of the Company and noted that the estimates resulted in an aggregate implied equity value for the Company ranging from approximately $21.7 million to $26.1 million, implying a value of $0.65 to $0.79 per share of Company Common Stock, as compared to the Offer Price in the Transaction pursuant to the Merger Agreement of $0.91 and the CVR.

Additional Information.

Implied Premiums/Discounts to Trading Prices and Analyst Price Targets. Houlihan Lokey also reviewed, solely for informational purposes, the closing stock prices for the Company Common Stock over the periods set forth below, certain analyst price targets for the Company Common Stock and the resulting premiums and discounts implied by the Offer Price. This review did not take into account any potential value associated with the CVR. The results of this review are set forth below:

	Selected Metric (as of April 13, 2023)	Implied Premium/Discount of Offer Price of $0.91 (excluding CVR)
1-Day Closing Price	$0.66	38.9%
5-Day VWAP	$0.69	31.2%
10-Day VWAP	$0.71	28.1%
20-Day VWAP	$0.77	18.1%
30-Day VWAP	$0.80	14.0%
1-Month VWAP	$0.77	17.6%
3-Month VWAP	$0.89	2.0%
6-Month VWAP	$0.88	3.0%
9-Month VWAP	$1.43	-36.2%
12-Month VWAP	$1.52	-40.3%
52-Week High Closing Price (9/22/2022)	$7.95	-88.6%
52-Week Low Closing Price (11/16/2022)	$0.61	49.2%
Since SUMMIT Results VWAP[1]	$0.75	21.7%
High Closing Price Since SUMMIT[1]	$1.07	-15.0%
Low Closing Price Since SUMMIT[1]	$0.61	49.2%

	Date of Price Target
Average Price Target[2]	—	$2.25	-59.6%
HC Wainwright & Co	3/30/23	$3.00	-69.7%
Ladenburg Thalmann	3/29/23	$3.00	-69.7%
Mizuho Securities	3/29/23	$2.00	-54.5%
SVB Securities	11/14/22	$1.00	-9.0%

1.	The Company released topline results from SUMMIT Phase 3 Trial of STS101 results on 11/14/2022 prior to market open.
2.	Reflects equal-weighted average price target for the Company, based on HC Wainwright & Co, Ladenburg Thalmann, Mizuho Securities, and SVB Securities.

Note: “VWAP” refers to volume weighted average price.

Other Matters

Houlihan Lokey was engaged by the Company to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of Company Common Stock, other than Parent, Purchaser and their respective affiliates, of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee of $500,000 for such services, of which $250,000 became payable upon its retention by the Company and the remainder became payable upon the delivery of its opinion. In addition, the Company has agreed to indemnify Houlihan Lokey against certain liabilities arising out of Houlihan Lokey’s engagement and reimburse Houlihan Lokey for its reasonable costs and expenses incurred in connection with its services, including reasonable fees and expenses of counsel, provided that, other than certain out-of-pocket expenses, such reimbursable expenses shall not exceed $75,000 in the aggregate without the Company’s consent.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Company Management Liquidation Analysis

The Company’s management prepared a liquidation analysis utilizing its best estimates of values that could be achieved if the remaining operations of the Company were wound down, assets were sold or recovered and liabilities were settled or paid over a period of time, to illustrate the value per share that might be realized in a liquidation as an alternative to pursuing a strategic transaction. In conducting this analysis the Company’s management determined the implied equity value of the Shares in liquidation to be equal to the total assets of the Company minus the total liabilities of the Company, each as of the date of the analysis, minus wind down charges incurred between March and June 2023. The liquidation analysis assumed that a shareholder vote for the dissolution of the Company would be held in June 2023 and that the Company would incur approximately $15.2 million to $19.7 million in expenses and future wind down charges prior to such vote and that no funds would be held back to cover future claims. This analysis resulted in a range of aggregate implied equity values of the Company of $21.7 million to $26.1 million. Based on the number of shares of Company Common Stock outstanding at the time of the analysis and the net dilutive impact of certain outstanding options based on the treasury method, the Company then determined that the range of liquidation values implied on a per share basis was $0.65 to $0.79.

The high end of the range of expected costs included an additional $3,968,000 payment in connection with an amendment to a development contract with a contract manufacturing service provider and assumes $1,500,000 in transaction costs, whereas the low end of this range is based on an expected minimum spend of approximately $940,000 to wind down the contract and assumes $1,000,000 in transaction costs.

Additional assumptions in this analysis included (i) recovering all cash and cash equivalents and short term marketable securities held by the Company at dissolution, (ii) recovering all prepaid expenses of the Company at dissolution, other than approximately $509,000 of research and development tax credits and approximately $195,000 of other current assets, (iii) recovering approximately $22,483 of deposits and writing-off approximately $77,199 of operating lease right-of-use assets at dissolution, (iv) paying all of the Company’s accounts payable in full at dissolution, (v) paying all of the Company accrued expenses in full, other than approximately $70,486 of deferred rent, (vi) recording certain impairment losses as a result of the Company’s decision not to invest in commercialization of STS101 and (vii) assigning no residual value to the Company’s intellectual property.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with Houlihan Lokey’s services as financial advisor to the Company (including the delivery of its opinion), the Company has agreed to pay Houlihan Lokey a fee of approximately $500,000, of which $250,000 was payable upon execution of the engagement letter, and the remainder of which was due upon delivery by Houlihan Lokey of its opinion. In addition, the Company has agreed to indemnify Houlihan Lokey against certain liabilities arising out of Houlihan Lokey’s engagement and reimburse Houlihan Lokey for its reasonable costs and expenses incurred in connection with its services, including reasonable fees and expenses of counsel, provided that, other than certain out-of-pocket expenses, such reimbursable expenses shall not exceed $75,000 in the aggregate without the Company’s consent.

In connection with Lazard’s services as the Company’s financial advisor, the Company has agreed to pay Lazard an aggregate fee of approximately $1.45 million, payable upon the closing of the transaction. In addition, the Company has agreed to indemnify Lazard against certain liabilities arising out of Lazard’s engagement and reimburse Lazard for its reasonable expenses incurred in connection with its services, including reasonable fees and expenses of counsel, provided, that, such reimbursable expenses shall not exceed $50,000 in the aggregate without the Company’s consent.

Additional information pertaining to the retention of Houlihan Lokey and Lazard by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Imago Executive Officers and Directors” is incorporated herein by reference.

Schedule 13E-3.

The Company will file with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3 with respect to the Offer and the Merger, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.

Stockholder Approval Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the stockholders that did not tender their Shares in the Offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is consummated, (i) Company stockholders of record and beneficial owners who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same consideration for their Shares as was payable in the Offer, following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of record and beneficial owners of Shares immediately prior to the Effective Time will be entitled to appraisal rights for the “fair value” of their shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL (“Section 262”), provided they comply with the applicable statutory procedures under Section 262. Holders of record and beneficial owners whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, and a publicly available copy of Section 262 can be accessed without subscription or cost at the following website, which is expressly incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time, unless otherwise expressly noted herein. All references in Section 262 and in this summary to the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, unless otherwise expressly noted.

The following summary does not constitute any legal or other advice nor does it constitute a recommendation that any persons exercise appraisal rights under Section 262. Any person contemplating the exercise of appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

Under the DGCL, if the Merger is completed, holders of record and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 to submit a written demand for appraisal of such person’s Shares; (iii) continuously are the record holders or beneficial owner of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262. A copy of Section 262 may be accessed without subscription or cost at the following website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Any person who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 carefully because failure to timely and properly comply with the procedures specified may result in the termination or loss of appraisal rights under the DGCL.

Any person wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. Stockholders of record or beneficial owners who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, without interest.

If the Merger is consummated pursuant to Section 251(h) of the DGCL and a person elects to exercise appraisal rights under Section 262 with respect to Shares held or beneficially owned immediately prior to the Effective Time, such person must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of giving the formal notice of appraisal rights under Section 262 (which is the sending of this Schedule 14D-9, which was sent on May 5, 2023), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held of record or beneficially owned, as applicable, which demand must reasonably inform the Company of the identity of the person and that the person is demanding appraisal;

•	not tender such person’s Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 for perfecting appraisal rights thereafter.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder or Beneficial Owner

All written demands for appraisal should be addressed to Satsuma Pharmaceuticals, Inc. 4819 Emperor Boulevard, Suite 340, Durham, NC 27703, Attention: Corporate Secretary. The written demand for appraisal must reasonably inform the Company of the identity of the stockholder of record, and that such person intends thereby to demand appraisal of his, her or its Shares; provided that if a written demand is sent by a beneficial owner for appraisal, in such person’s name, of Shares that such person beneficially owns, such notice must reasonably identify the holder of record of the shares for which the demand is made and be accompanied by documentary evidence of such beneficial owners’ beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the Verified List (defined below).

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all persons who did not tender their Shares in the Offer and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a petition and stockholders (including, as applicable, beneficial owners of Shares) should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the persons entitled to appraisal to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 for exercise of appraisal rights and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of record or beneficial owners holding or owning such Shares (provided that where a beneficial owner makes a demand for appraisal directly, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of this aggregate number). Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such person entitled to appraisal rights, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses therein stated. The costs of these notices are borne by the Surviving Corporation.

After notice is provided to the applicable persons as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded payment for their Shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Notwithstanding any person’s compliance with the requirements of Section 262, the Court of Chancery shall dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except in certain circumstances, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of

(1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and may not otherwise address, “fair value” under Section 262. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to the persons entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person on such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “Application”), the Court of Chancery may order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal that were not dismissed pursuant to the terms of Section 262 or subject to an award pursuant to a Reservation (defined below). In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If any person who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such person’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights and such person’s will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the court deems just, including, without limitation, a reservation of jurisdiction for any Application (a “Reservation”); provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262.

The foregoing summary of the rights of the Company’s stockholders (including, as applicable, beneficial owners of Shares) to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 may be accessed without subscription or cost at the following website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 MAY RESULT IN THE TERMINATION OR LOSS OF YOUR APPRAISAL RIGHTS.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. Additionally, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, for purposes of Section 203. Therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023 to be filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These and other similar words are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the structure, timing and completion of the proposed transaction; the ability to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement; the possibility that the conditions to payment under the CVRs will be met; and the possibility of any termination of the Merger Agreement. The Company has based these forward-looking statements on current expectations and projections about future events and trends that the Company believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Parent and the Company, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent merger; uncertainties as to the number of the Company’s stockholders that will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Parent and the Company operate in very competitive and rapidly changing environments, and new risks emerge from time to time. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of biotechnology development and potential regulatory approval and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Forward-looking statements are also subject to risks and uncertainties pertaining to the business of the Company, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which is on file with the SEC and available on the SEC’s website at www.sec.gov. In addition to the risks described above and in the Company’s other filings with the SEC, other unknown or unpredictable factors could also affect the Company’s results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated May 5, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Parent and Purchaser’s Tender Offer Statement on Schedule TO filed with the SEC on May 5, 2023 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement as published in the New York Times on May 5, 2023 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

Exhibit Number	Description

(a)(7)	Press Release issued by the Company, dated April 16, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2023).

(a)(8)	Press Release issued by Parent, on April 17, 2023 (incorporated by reference to Exhibit 99.1 to Parent’s Tender Offer Statement on Schedule TO filed with the Commission on April 17, 2023).

(a)(9)*	Letter to Stockholders of the Company, dated May 5, 2023, from John Kollins, President and Chief Executive Officer of the Company.

(a)(10)	Notice to Tokyo Stock Exchange that “SNBL Enters into Definitive Agreement to Acquire Satsuma Pharmaceuticals, Inc.” (incorporated by reference to Exhibit 99.2 of Parent’s Tender Offer Statement on Schedule TO filed with the Commission on April 17, 2023).

(a)(11)	Press Release issued by Parent on May 5, 2023 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO).

(a)(12)	Opinion of Houlihan Lokey Capital, Inc., dated April 16, 2023 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of April 16, 2023, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2023).

(e)(2)	Tender and Support Agreement, dated as of April 16, 2023, by among Parent., Purchaser and certain stockholders and directors of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2023).

(e)(3)	Form of Contingent Value Rights Agreement to be entered into between Shin Nippon Biomedical Laboratories, Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 17, 2023).

(e)(4)	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4(a) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(5)	Form of Stock Option Agreement under the 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4(b) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(6)	2019 Incentive Award Plan (incorporated by reference to Exhibit 10.5(a) to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 3, 2019).

(e)(7)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.5(b) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(8)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2019 Incentive Award Plan (incorporated by reference to Exhibit 10.5(c) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(9)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2019 Incentive Award Plan (incorporated by reference to Exhibit 10.5(d) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(10)	2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 3, 2019).

(e)(11)	Offer Letter, dated June 17, 2016, by and between Satsuma Pharmaceuticals, Inc. and John Kollins (incorporated by reference to Exhibit 10.7(a) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

Exhibit Number	Description

(e)(12)	First Amendment to Offer Letter, dated June 17, 2016, by and between Satsuma Pharmaceuticals, Inc. and John Kollins (incorporated by reference to Exhibit 10.7(b) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(13)	Offer Letter, dated June 12, 2017, by and between Satsuma Pharmaceuticals, Inc. and Detlef Albrecht (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(14)	Offer Letter, dated December 21, 2018, by and between Satsuma Pharmaceuticals, Inc. and Tom O’Neil (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(15)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 3, 2019).

(e)(16)	Amended and Restated Investors’ Rights Agreement, dated as of April 23, 2019, by and among Satsuma Pharmaceuticals, Inc. and the investors party thereto (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(17)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(18)†	Amended and Restated Licensing and Assignment Agreement, dated December 16, 2016, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(a) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(19)†	First Amendment to Amended and Restated Licensing and Assignment Agreement, dated January 13, 2017, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(b) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(20)†	Second Amendment to Amended and Restated Licensing and Assignment Agreement, dated as of April 27, 2017, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(c) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(21)†	Third Amendment to the Amended and Restated Licensing and Assignment Agreement, dated October 6, 2017, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.2(d) to the Company’s Registration Statement on Form S-1 filed with the SEC on August 16, 2019).

(e)(22)	Fourth Amendment to the Amended and Restated Licensing Assignment Agreement, dated May 25, 2020, by and between Satsuma Pharmaceuticals, Inc. and Shin Nippon Biomedical Laboratories, Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011).

(e)(23)	Securities Purchase Agreement, dated February 26, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

(e)(24)	Registration Rights Agreement, effective March 3, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

*	Filed herewith
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Satsuma Pharmaceuticals, Inc.

By:	/s/ John Kollins
Name: John Kollins
Title: President and Chief Executive Officer

Dated: May 5, 2023

ANNEX A

April 16, 2023

Satsuma Pharmaceuticals, Inc.

400 Oyster Point Boulevard, Suite 221

South San Francisco, CA 94080

Attn: Board of Directors

Dear Board of Directors:

We understand that Satsuma Pharmaceuticals, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Shin Nippon Biomedical Laboratories, Ltd. (“Parent”) and SNBL23 Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, (i) Purchaser will, and Parent will cause Purchaser to, commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.0001 per share (“Company Common Stock”), of the Company for consideration per share of Company Common Stock of (a) $0.91 in cash (the “Per Share Price”) and (b) one contingent value right (a “CVR” and, together with the Per Share Price, the “Offer Consideration”) representing the right to receive, subject to the terms and conditions of a Contingent Value Rights Agreement (the “CVR Agreement” and together with the Merger Agreement, the “Agreements”) to be entered into between Parent and American Stock Transfer & Trust Company, LLC, as Rights Agent thereunder, the consideration set forth in the CVR Agreement, and (ii) as soon as practicable following the consummation of the Offer, (a) the Company will merge with Purchaser (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, (b) each outstanding share of Company Common Stock will be converted in the Merger into the right to receive the Offer Consideration, and (c) the Company will become a wholly owned subsidiary of Parent.

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Consideration to be received by the holders of Company Common Stock other than Parent, Purchaser and their respective affiliates (the “Excluded Holders”) in the Transaction pursuant to the Agreements is fair, from a financial point of view, to such holders (other than the Excluded Holders).

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated April 16, 2023, of the Merger Agreement and a draft, dated April 15, 2023, of the CVR Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including a liquidation analysis prepared by management of the Company (the “Liquidation Analysis”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the

Satsuma Pharmaceuticals, Inc.

April 16, 2023

Transaction and related matters, including, without limitation, such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction;

5.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

6.

reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Liquidation Analysis has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no view or opinion with respect to the Liquidation Analysis or the assumptions on which it is based. At your direction, we have assumed that the Liquidation Analysis provides a reasonable basis on which to evaluate the Company and the Transaction and we have, at your direction, used and relied upon the Liquidation Analysis for purposes of our analysis and this Opinion. In this regard, the Company has advised us, and we have relied upon such advice, that (i) the Company is a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, (ii) the Company has incurred significant losses since its inception and anticipates that it will continue to incur significant losses for the foreseeable future, (iii) the Company’s business is entirely dependent on the successful development, regulatory approval and commercialization of STS101, the Company’s only product candidate under development, (iv) previously, in the Company’s Phase 3 EMERGE and SUMMIT studies, STS101 did not demonstrate a statistically significant difference as compared to placebo on either of the co-primary endpoints, (v) the Company’s financial statements for the year ending December 31, 2023 were prepared assuming the Company would continue as a going concern, (vi) the Company’s financial condition raises substantial doubt as to its ability to continue as a going concern, (vii) the Company’s cash, cash equivalents and marketable securities would be insufficient to enable the Company to fund normal operations for a period of one year or more were it to continue to pursue development and commercialization of STS101, (viii) the Company will require substantial additional financing to achieve its goals, (ix) the Company has been unsuccessful in obtaining financing on terms acceptable to it, (x) the Company does not believe that funding will be available to it, will be obtained on terms favorable to it or will provide it with sufficient funds to meet its objectives, (xi) the Company does not plan to raise additional financing, (xii) the Company’s failure to conclude the Transaction or an alternative strategic transaction will force it to consider other strategic alternatives such as wind-down and dissolution, (xiii) the values the Company receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in the Company’s financial statements, and (xiv) any proceeds the holders of Company Common Stock would receive in a liquidation and dissolution of the Company would be materially less on a per-share basis than the Per Share Purchase Price to be received by such holders in the proposed Transaction. We also have relied upon, without independent verification, the assessments of the Company management as to the Company’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other

Satsuma Pharmaceuticals, Inc.

April 16, 2023

property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, the Company has advised us that (i) only one year of financial projections exist that represent the best currently available estimates and judgments of the Company management as to the future financial results and operations of the Company, and (ii) these projections were prepared assuming there would be no investment in the commercialization of STS101, which investment would be required if the Company were to operate as a going concern, and therefore these projections are not relevant and should not be relied upon by Houlihan Lokey. As a result, in reaching our conclusions hereunder, with your consent, we did not perform a discounted cash flow analysis or a review of companies with publicly traded equity securities that we deemed relevant. In addition, in reaching our conclusions hereunder, with your consent, we did not perform an analysis based on a review of financial terms of relevant transactions that have been announced, because Houlihan Lokey did not believe that there were a sufficient number of such transactions with publicly available financial terms, and we did not separately evaluate the CVRs or the likelihood, timing or amount of payments thereunder.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreements and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreements and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreements will not differ in any respect from the drafts of the Agreements identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We were, however, provided a copy of the Liquidation Analysis, and we have relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflect the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in this Opinion could be materially affected. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Satsuma Pharmaceuticals, Inc.

April 16, 2023

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board, the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Consideration to the extent expressly specified herein), including, without limitation, the support agreements to be entered into by certain stockholders of the Company, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies

Satsuma Pharmaceuticals, Inc.

April 16, 2023

of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Consideration or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. We have assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the holders of Company Common Stock other than the Excluded Holders in the Transaction pursuant to the Agreements is fair, from a financial point of view, to such holders (other than the Excluded Holders).

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.